NO ACT

DC
PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040661

Received SEC
FEB 19 2008
Washington, DC 20549

February 19, 2008

John T. Bostelman
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/19/2008

Re: AT&T, Inc.
Incoming letter dated December 20, 2007

Dear Mr. Bostelman:

This is in response to your letters dated December 20, 2007 and January 18, 2008 concerning the shareholder proposals submitted to AT&T by William Steiner, Ray T. Chevedden and Nick Rossi. We also have received letters on the proponents' behalf dated December 27, 2007, December 28, 2007, January 2, 2008, January 3, 2008, January 8, 2008, January 16, 2008, January 17, 2008, January 21, 2008, January 22, 2008 and January 23, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
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WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
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1934 Act/ Rule 14a-8

December 20, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T, Inc. 2008 Annual Meeting - William Steiner, Ray T. Chevedden and Nick Rossi Shareholder Proposals

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Corporation") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Corporation hereby gives notice that it intends to omit from the proxy statement for its 2008 Annual Meeting of Stockholders (the "Proxy Statement") certain stockholder proposals (the "Proposals") and their supporting statements (the "Supporting Statements") submitted to the Corporation by Mr. John Chevedden, nominally on behalf of Mr. William Steiner, Mr. Ray T. Chevedden (as Trustee of the Ray T. Chevedden and Veronica G. Chevedden Family Trust) and Mr. Nick Rossi (the "Proponents").

The Proposals.

On October 29, 2007, the Corporation received a proposal purportedly from William Steiner, dated October 12, 2007, regarding the amendment of the Corporation's Bylaws (the "Bylaws") to "lift restrictions on shareholder ability to act by written consent" (the "Steiner Proposal"). On November 14, 2007, the Corporation received a proposal purportedly from Ray T. Chevedden, dated November 11, 2007, pertaining to election of directors by a cumulative vote (the "Chevedden Proposal"). On November 19, 2007, the Corporation received a proposal purportedly from Nick Rossi, dated October 5, 2007, regarding the amendment of the Bylaws to create "an independent lead director" position (the "Rossi Proposal").[1]

The presence of identical cover letters designating a common agent for submission of the Proposals, among other facts, leads us to believe that William Steiner, Ray Chevedden and Nick Rossi are merely nominal proponents for the Proposals, and that John Chevedden is in fact the proponent of each Proposal. Accordingly, Section I of this letter sets forth the grounds that the Corporation believes allow it to exclude the Proposals from its Proxy Statement due to violation of the one-proposal per shareholder limit of Rule 14a-8(c). Notwithstanding the Corporation's position regarding omission of the Proposals under Rule 14a-8(c), the Corporation further believes that each of the Proposals is deficient on substantive grounds under provisions set forth by Rule 14a-8(i), as described in Section II of this letter, and thus may be omitted from the Proxy Statement on substantive grounds. Furthermore, as discussed in Section II, the Corporation believes that Mr. Rossi has failed to provide the Corporation with adequate verification that he has satisfied the eligibility requirements of Rule 14a-8(b), within the period set forth in Rule 14a-8(f).

Pursuant to Rule 14a-8(j), enclosed are six copies of this statement, each Proposal and applicable exhibits. Each of the Steiner, Chevedden and Rossi Proposals was accompanied by a nearly identical cover letter constituting "the proxy for John Chevedden and/or his designee to act on [the proponent's] behalf regarding this Rule 14a-8 proposal . . ." This "proxy" further instructs the Corporation to direct all future communication regarding the Proposals to John Chevedden. Accordingly, a copy of this letter and related materials are being mailed concurrently to John Chevedden, advising him of the Corporation's intention to omit the Proposals from its proxy materials for the 2008 Annual Meeting.

<u>**Reasons the Proposals May Be Omitted from the 2008 Proxy Statement**</u>

I. **The Proposals May be Omitted under Rule 14a-8(c), Because Their Primary Proponent, John Chevedden, Has Submitted More Than One Proposal For This Annual Meeting.**

Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." It is the Corporation's view that John Chevedden is the actual proponent for each of the Proposals, while the supporters of the Proposals are merely nominal proponents. Accordingly, the Corporation believes that John Chevedden should be considered a "shareholder" for purposes of Rule 14a-8(c) and

[1] The relevant text of each Proposal is provided in Section II below, and copies of the Proposals and accompanying Supporting Statements are attached to this letter as Exhibit B (Steiner Proposal), Exhibit D (Chevedden Proposal) and Exhibit F (Rossi Proposal).

the submission of each of the Proposals should be attributable to him. As a result, the Corporation believes that the Proposals should be subject to the one-proposal per shareholder limit of Rule 14a-8(c).

In the following sections, the Corporation presents two bases on which Rule 14a-8(c)'s limit may be attributed to John Chevedden as "proxy" of each of William Steiner, Ray Chevedden and Nick Rossi (the "Nominal Proponents"). First, the Corporation believes that John Chevedden is the "alter ego" of the Nominal Proponents, because he masterminded and controlled the authorship of the Proposals and the process by which they were submitted to the Corporation. Second, the Corporation believes that John Chevedden is the "beneficial owner" of the AT&T shares held by the Nominal Proponents under Rule 13d-3 by virtue of the proxy granted to him by the Nominal Proponents. Accordingly, he is a "shareholder" within the meaning of Rule 14a-8(c), who has made three proposals in violation thereof.

A. ***The Proposals May be Omitted Pursuant to Rule 14a-8(c) Because John Chevedden Has Submitted More than One Proposal for the 2008 Annual Meeting, Through His Alter Egos, the Nominal Proponents.***

The Corporation believes that it has grounds to omit the Proposals from its Proxy Statement because their proponent, John Chevedden, has submitted, in addition to the Steiner Proposal, two other proposals to the Corporation for presentation at the 2008 Annual Meeting, as described above. The Corporation so advised John Chevedden by letter dated November 21, 2007.[2] Numerous similarities among the Proposals evidence a common scheme, and suggest that the Nominal Proponents are merely alter egos of the primary proponent, John Chevedden.

The Corporation believes that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), as a matter of policy, should allow companies to omit from their proxy statements shareholder proposals submitted by a nominal proponent under the aegis of a primary proponent. The intent of Rule 14a-8 is to provide an inexpensive, simple means for a particular company's shareholders to broadcast their views to, and gather the support of that company's other shareholders; the one-proposal-per-shareholder limit of Rule 14a-8(c) adds structure and efficiency to the Rule 14a-8 shareholder proposal process by providing a safeguard against a shareholder abusing the proposal process and weakening its integrity for both the company and other shareholders. Allowing a primary proponent to submit numerous proposals through nominal proponents increases a company's costs and renders the shareholder proposal process inefficient, thus undermining the intent and policy underpinnings of Rule 14a-8. Prohibiting a primary proponent from submitting multiple proposals through nominal proponents, as policy, would not bar any shareholder, who is otherwise eligible to do so

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[2] The letter from Nancy H. Justice, Director – SEC Compliance of AT&T Inc., to John Chevedden, dated November 21, 2007, is attached to this letter as Exhibit A.

under applicable rules, from submitting a proposal; instead, it would prohibit an end-run around the Commission's proxy rules and help to "reduce issuer costs and to improve the readability of proxy statements". Release No. 34-20091 (August 16, 1983).

In a no-action letter granted to *TRW, Inc.* (January 24, 2001), the Staff permitted the company to exclude a shareholder proposal pertaining to the annual re-election of directors. In *TRW, Inc.*, the Staff concurred with the company's exclusion of the proposal on eligibility grounds pursuant to Rule 14a-8(b). However, in making its argument, the company crafted a test to determine if a nominal proponent were used to "evade the [Rule 14a-8(c)] limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names." Securities Act Release No. 34-12999 (November 22, 1976). In this request letter the Corporation employs that test for the same purpose. In the facts surrounding *TRW, Inc.*, as with the facts at hand, John Chevedden was the actual proponent for the proposals at issue. These factors (the "TRW Factors"), as well as applicable facts from the current situation, follow.

1. *Was the same proposal submitted to many companies by the Shareholder's proxy, demonstrating that it was the proxy's proposal rather than the shareholder's?* The Corporation believes the Proposals at issue to be John Chevedden's, as he has served as the "proxy" for identical, or nearly identical, proposals in the following cases, among others:

Cumulative Voting Proposal:

Company	**Date of No-action Letter**	**Nominal Proponent**	**Proponent**
AT&T Inc.	Received proposal November 14, 2007	Ray T. Chevedden	John Chevedden
Wal-Mart Stores, Inc.	March 20, 2007	William Steiner	John Chevedden
Exxon Mobil Corp.	March 19, 2007	Emil Rossi	John Chevedden
AT&T Inc.	February 7, 2006	William Steiner	John Chevedden

Independent Board Chair/Independent Director Proposal:

Company	**Date of No-action Letter**	**Nominal Proponent**	**Proponent**
AT&T Inc.	Received proposal October 29, 2007	William Steiner	John Chevedden
Home Depot, Inc.	February 8, 2007	William Steiner	John Chevedden
Sara Lee Corporation	August 18, 2006	William Steiner	John Chevedden
Bank of America Corporation	February 16, 2006	Nick Rossi	John Chevedden
Burlington Northern Santa Fe	January 30, 2006	Emil Rossi	John Chevedden
The Boeing Company	March 10, 2005	John Chevedden	John Chevedden
The Boeing Company	February 10, 2004	John Chevedden	John Chevedden

The significance of the proposals listed above, in the context of the Proposals which are the subject of this letter, is that John Chevedden is the common proponent to each instance noted, while the nominal proponent—even for substantially the same proposal submitted to different companies—varies across proposals. These facts support the Corporation's belief that John Chevedden is indeed the true proponent of the Proposals at issue in this letter.

2. *Did the proxy take credit for the proposal in the publicity surrounding it?* The Staff is aware of John Chevedden's tactic of obtaining the proxy of company shareholders in order to submit proposals where he is otherwise ineligible to do so; as noted in *Boeing*, "over the course of the last two years alone, [John Chevedden's] name has appeared in connection with well over 70 no-action letter requests." *Boeing* (February 13, 2002). In addition, between 2000 and 2003, John Chevedden submitted, either on his own or as "proxy" for other shareholders, "over 160 shareholder proposals . . . [t]he targets of [which] have included Alaska Air, Allegheny International, AlliedSignal, Allstate, AMR, American Home Products, Applied Power, AT&T, Bank of America, Bethlehem Steel, Boeing, Borders Group, Bristol-Myers Squibb, Caterpillar, Colgate-Palmolive, Dow Chemical, Edison International, Electronic Data Systems, Exxon Mobil, FirstEnergy, Ford Motor, General Dynamics, General Electric, General Motors, Home Depot, Honeywell, Kimberly-Clark, Litton Industries, Lockheed Martin, Mattel, Maytag, McDonnell Douglas, Moody's, Northrop Grumman, Northwest Airlines, PG&E, Raytheon, Sears, Sempra Energy, Southwest Airlines, TRW, Times Mirror, UAL and Weyerhaeuser." *Sempra Energy* (January 21, 2003).

More recently, based on data obtained from Institutional Shareholder Services, in the 2006 and 2007 proxy seasons alone, John Chevedden has been associated with the submission of more than 250 shareholder proposals to over 100 different companies. In 34 instances over the last two years (covering 82 proposals), John Chevedden submitted two or three different proposals to a company via nominal proponents. In another 14 instances (covering 35 proposals), John Chevedden submitted a proposal to a company in his own name, along with at least one additional proposal via a nominal proponent. Of further interest is the fact that, of the 250 proposals submitted for the 2006 and 2007 proxy seasons, over 100 such proposals involved, in addition to John Chevedden, one of the Nominal Proponents discussed in this letter.

The mere volume of requests associated with John Chevedden provides ample indication that John Chevedden is the driving force behind them and necessarily will be credited with them, as contemplated in TRW Factor 1. The Corporation believes that also to be the case in the present situation: he is the true proponent of a proposal submitted in the name of another shareholder.

3. *Did the shareholder's proxy do all or substantially all of the work submitting and supporting the proposal?* To the extent that a nominal proponent does not perform a substantial portion of the work involved in the submission and support of a proposal, that lack of involvement provides a strong indication that the nominal proponent is not the true proponent of a submission. Here, it appears that John Chevedden has performed all or substantially all of the work submitting and supporting the Proposals at issue in this letter, based on the following facts:

   - The cover letters are virtually identical, but for the name of the Nominal Proponent. Moreover, each proxy document is generic and does not refer to the particular proposal being submitted, but instead merely includes a reference to "this Rule 14a-8 proposal."

   - The Proposals were faxed to the Corporation from the same telephone number, which matches the number listed in John Chevedden's contact information on each cover letter.

   - The Proposals are presented in the same format, including identical "Notes" providing directions for presentation of the Proposals and citing portions of a Staff Legal Bulletin and a reference to a previous no-action letter for *Sun Microsystems, Inc.* (July 21, 2005).

   - The title of each of the Proposals includes the same proposal number, "3." Moreover, each Proposal ends in the phrase "Yes on 3" and contains an identical statement in the "Notes" section requesting the Corporation "to assign a proposal number (represented by '3' above) based on the chronological order in which proposals are submitted. The requested designation of '3' or higher number allows for ratification of auditors to be item 2."

4. *Did the proxy lack a substantial relationship with the shareholder?* Because its argument was premised on eligibility grounds pursuant to Rule 14a-8(b), TRW, Inc. used this factor to demonstrate that John Chevedden used a nominal proponent to submit his proposal to the company because he was not otherwise eligible to do so. Because the Corporation's argument here is made pursuant to Rule 14a-8(c), this factor is not relevant to our analysis.

5. *Would the shareholder's proxy not otherwise qualify to submit the proposal in his or her own right?* Consistent with TRW Factor 4 above, because the Corporation's argument here is made pursuant to Rule 14a-8(c), this factor is not relevant to our analysis.

Thus, under the TRW Factors that were apparently accepted by the Staff, John Chevedden would be deemed to be the actual proponent of the Proposals. In addition to *TRW, Inc.*, in various other no-action letters, the Staff has permitted omission of proposals where a proponent has submitted multiple proposals through different nominal proponents.

In *Staten Island Bancorp*, the Staff permitted exclusion where a proponent "coordinated, arranged or masterminded" the submissions of nominal proponents in an apparent attempt to evade the one-proposal limit. *Staten Island Bancorp* (February 27, 2002). Based on the facts summarized with respect to TRW Factors 1 and 3, it is apparent that John Chevedden coordinated, arranged and masterminded the Proposals at issue, as he at least drafted their cover letters and physically submitted the Proposals from the same fax machine, which identified itself by John Chevedden's fax number. According to the standard applied in *Staten Island Bancorp*, then, the Corporation has grounds to exclude the Proposals under Rule 14a-8(c).

Moreover, in *BankAmerica Corp.*, the Staff permitted exclusion of a shareholder proposal where the proponent exercised "substantial influence" over a nominal proponent, orchestrating the "selection, preparation, and submission of the proposal on his own behalf." *BankAmerica Corp.* (February 18, 1996). The facts presented here with respect to the TRW Factors, taken as a whole, indicate that John Chevedden exercised substantial influence over the Nominal Proponents with respect to the Proposals at issue. John Chevedden's appearance as the common link among both the three Proposals at issue in this letter—and the nine other proposals noted in relation to TRW Factor 1—provides strong circumstantial evidence that he selected the subject of the Proposals. Commonalities in the substance and style of the cover letters, proposals, and supporting statements as described in relation to TRW Factor 3 suggest that John Chevedden prepared the Proposals. Finally, as noted with respect to TRW Factor 3, John Chevedden physically submitted each of the three Proposals from the same fax machine. Accordingly, the Corporation believes that John Chevedden indeed exercised substantial influence over the Nominal Proponents with respect to the selection, preparation and submission of the Proposals.

Based on the rationale for exclusion permitted in *TRW, Inc.*, *Staten Island Bancorp*, and *BankAmerica*, the Corporation believes that it has established that John Chevedden is indeed the proponent of the Chevedden, Rossi and Steiner Proposals. Because he "coordinated, arranged and masterminded," as well as orchestrated the "selection, preparation and submission" of the Proposals, the Corporation believes that John Chevedden should be deemed both a "shareholder" and proponent of the Proposals. Consequently, since John Chevedden, has previously submitted at least one proposal to the Corporation for presentation at its 2008 Annual Meeting, the Proposals are thereby subject to omission from the Proxy Statement, pursuant to Rule 14a-8(c). In addition, as discussed above, the Corporation maintains that, as a policy matter, the Staff should permit the exclusion of shareholder proposals submitted though a nominal proponent, as permitting such practice—at least in circumstances such as those surrounding the Proposals—eviscerates the intent and effect of Rule 14a-8(c). Thus, the Corporation respectfully requests that the Staff confirms that it will not recommend enforcement if the Corporation omits the Proposals from its Proxy Statement on these grounds.

B. ***The Proposals May be Omitted Pursuant to Rule 14a-8(c) Because John Chevedden is the Beneficial Owner of AT&T Stock Under Rule 13d-3 via His Proxy Relationships, and Has Submitted More Than One Proposal for the 2007 Annual Meeting.***

Whether or not the Staff concurs with the Corporation's position in Section I.A above, the proxy granted to John Chevedden by the Nominal Proponents expressly imparts to him the right to "act on [the Nominal Proponent's] behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting", and consequently makes him the "beneficial owner" of the AT&T shares held by the Nominal Proponents, in accordance with Rule 13d-3(a) of the Exchange Act. Securities Act Release No. 17517, referring to the intended broad use of the definition of "beneficial owner," provides that "the Rule 13d-3 definition [satisfies] the requirements of several sections of the federal securities laws [and] was intended to avoid the necessity of adopting several definitions addressing essentially the same concept." Securities Act Release No. 17517 (February 5, 1981). Per Securities Act Release No. 17517, the Rule 13d-3(a) definition of beneficial ownership applies for purposes of Rule 14a-8(c), as the release specifically references the application of Rule 13d-3 to Schedule 14A. As a result, it is the Corporation's view that John Chevedden is the beneficial owner of AT&T shares held by the Nominal Proponents and that consequently the Proposals are made by the same shareholder. As noted above, the beneficial owner of shares is permitted to submit only one proposal to an issuer per year. Accordingly, the Corporation has grounds to omit the Proposals pursuant to Rule 14a-8(c).

Rule 13d-3(a) includes in its definition of "beneficial owner" any person who, directly or indirectly, through contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power. Rule 13d-3(a) also provides that beneficial ownership of securities exists where a person has the right to vote the securities; closely tied to the shareholder's right to vote shares is that shareholder's right to submit proposals for consideration by other shareholders. The proxy agreement between each of the Nominal Proponents and John Chevedden confers to John Chevedden the right to act on the Nominal Proponent's behalf on matters "regarding this Rule 14a-8 proposal". This broad proxy arrangement would appear to include the right to vote shares for such proposal, and thus effectively provides such right where John Chevedden would otherwise not be so entitled. Accordingly, he is a beneficial owner of the Corporation's stock under the definition provided for by Rule 13d-3(a). In fact, once John Chevedden submits the Proposal, pursuant to his proxy, he has the exclusive authority to re-write, withdraw, and settle any matters related to the Proposal, all without the consent of the shareholder; moreover, the proxies make John Chevedden the Corporation's sole contact for matters relating to the Proposals.

Securities Act Release 34-12999 applies the one-proposal limit "collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants)." Thus, as a beneficial owner, John Chevedden is subject to Rule 14a-8(c). This Release further provides that the "Commission wishes to make it clear that such tactics [to evade Rule 14a-8] may result in measures such as the granting of requests by the affected managements for a 'no-action' letter concerning the omission from their proxy material of the proposals at issue." Securities Act Release 34-12999 (November 22, 1976). Furthermore, as discussed in Section I.A above, the Corporation believes that the policy of Rule 14a-8 requires that John Chevedden be considered a beneficial owner of the Corporation's stock for Rule 14a-8 purposes.

The language of Securities Act Release 34-12999 is on-point with the circumstances of the Proposals. As described above, John Chevedden has a beneficial interest in the securities of the Nominal Proponents by virtue of his right to re-write, withdraw and settle any matters associated with the Proposal. As discussed in conjunction with Section I.A above, it appears that the proxy agreement with the Nominal Proponents is a maneuver constructed solely to "evade the limit" of Rule 14a-8(c), as contemplated by Securities Act Release 43-12999. Accordingly, this Release permits the Corporation to exclude all three Proposals on these grounds. Therefore, the Corporation respectfully requests that the Staff will confirm that it will not recommend enforcement if the Corporation omits the Proposals from its Proxy Statement.

II. Each Proposal May be Excluded Due to Substantive Deficiencies Under the Provisions of Rules 14a-8(i) and 14a-9 or Procedural Deficiencies Under the Provisions of Rule 14a-8(b).

Notwithstanding the grounds for excluding the Proposals from the Corporation's Proxy Statement as set forth in Section I, above, AT&T believes that each Proposal is substantively deficient, and thus may be excluded pursuant to Rule 14a-8(i) and 14a-9, as described below with respect to each Proposal. Further, the Corporation believes that that Mr. Rossi has failed to provide the Corporation with adequate verification that he has satisfied the eligibility requirements of Rule 14a-8(b), within the period set forth in Rule 14a-8(f).

A. ***The Steiner Proposal.***

The Steiner Proposal reads in relevant part:

> RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to lift the restrictions on shareholder ability to act by written consent and thus give holders of the least percentage of shares the right to act by written consent consistent with state law. This will enhance our shareholder rights.

1. *The Corporation May Exclude the Steiner Proposal Under Rule 14a-8(i)(2) Because the Proposal, if Implemented, Would Cause the Corporation to Violate State Law.*

Rule 14a-8(i)(2) permits a company to omit a shareholder proposal from its proxy statement if the proposal, if implemented, would cause the company to violate any state, federal or foreign law to which it is subject.

As more fully discussed in the supporting opinion of Delaware counsel, Richards, Layton & Finger, P.A. (the "RLF Steiner Opinion"),[3] the Corporation believes that no matter how the Steiner Proposal is implemented by the Board of Directors ("Board"), it would violate Delaware corporate law and may therefore be properly excluded under Rule 14a-8(i)(2) for the reasons discussed below.

First, if the Board were to implement the Steiner Proposal by modifying the Bylaws to include a provision for shareholder action by written consent akin to Section 228 of the Delaware General Corporation Law (the "DGCL"), then it would violate Section 109(b) of the DGCL by creating a Bylaw provision which contradicts the provisions of the Corporation's Certificate of Incorporation (the "Certificate of Incorporation"). Second, if the Board were to implement the Steiner Proposal by amending its Bylaws instead of amending Article Eight of the Certificate of Incorporation, then it would violate the DGCL by exceeding the scope of its authority under Section 242 of the DGCL. The Corporation therefore believes that it may omit the Steiner Proposal from its Proxy Statement under Rule 14a-8(i)(2) for these two reasons.

Pursuant to the first reason stated above, the Corporation believes that by requiring the Board to adopt an amendment to the Bylaws that would conflict with the Corporation's Certificate of Incorporation the Proposal, if implemented, would violate Section 109(b) of the DGCL, which provides that "[T]he bylaws [of a Delaware corporation] may contain any provision, not inconsistent with law or with the certificate of

[3] A copy of the RLF Steiner Opinion is attached to this letter as Exhibit C.

incorporation…" 8 Del. C. § 109(b). Under one reading of the Steiner Proposal, the Board would be required to amend its Bylaws to allow for shareholder action to be taken without a shareholder meeting so long as it is approved by the written consent of the shareholders owning the least percentage of shares as permitted for such purpose under Delaware law. Therefore, if the Steiner Proposal was implemented, the Bylaws would allow for shareholder action to be taken by the written consent of shareholders holding the minimum number of shares authorized to take that action pursuant to Section 228 of the DGCL. Such a provision of the Bylaws would, however, directly conflict with Article Eight of the Certificate of Incorporation, which allows for shareholder action to be taken without a meeting only by the written consent of shareholders owning at least two-thirds of the Corporation's stock then outstanding and entitled to vote thereon.[4] As such, the Steiner Proposal, if implemented, would violate Delaware law.

Pursuant to the second reason stated above, the Corporation believes that by requiring the Board to unilaterally amend the Certificate of Incorporation without the requisite shareholder vote, the Steiner Proposal, if implemented, would violate Section 242 of the DGCL. The Steiner Proposal requires the Board to "amend our bylaws and any other appropriate governing documents to lift the restrictions on shareholder ability to act by written consent and thus give holders of the least percentage of shares the right to act by written consent consistent with state law." In order to implement the Proposal, the Board would have to amend Article Eight of the Certificate of Incorporation, which provides that shareholder action by written consent can only be taken by shareholders owning at least two-thirds of the Corporation's stock then outstanding and entitled to vote thereon, "[n]otwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the corporation."[5] This is precisely the "restriction on shareholder ability to act by written consent" referred to in the Steiner Proposal. Furthermore, the RLF Steiner Opinion confirms that the Certificate of Incorporation would be considered a "governing document" under Delaware law. Requiring the Board to unilaterally amend the Certificate of Incorporation would clearly contravene Section 242 of the DGCL, which provides that an amendment to the certificate of incorporation of a Delaware corporation can only be achieved by having the board of directors adopt a resolution setting forth the proposed amendment, declare the advisability of the amendment and call a meeting at which the shareholders of the corporation affirmatively vote in favor of the amendment. 8 Del. C. § 242(b)(1). Because the implementation of the Steiner Proposal would require the Board to exceed its authority under Delaware law, it would, if implemented, cause the Corporation to violate state law. Because these issues are discussed at considerable length in the attached RLF Steiner Opinion, that discussion is incorporated in this letter and will not be repeated here.

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[4] For the complete text of Article Eight of the Certificate of Incorporation, refer to the RLF Steiner Opinion.

[5] The default rule under Section 228(a) of the DGCL is that shareholders are entitled to act by written consent, but any deviation from the default rule for shareholder action by written consent must be set forth in the certificate of incorporation. 8 Del. C. § 228(a).

The Staff has previously found a basis to concur with companies' exclusion of similar shareholder proposals requiring the company's board of directors to amend the company's certificate of incorporation to give shareholders the right to take action by written consent. For example, in *Burlington Resources Inc.* (February 7, 2003), a shareholder submitted a proposal requesting that the "company's board of directors amend the company's certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings." The Staff concurred with the company's arguments for excluding the proposal from its proxy materials under Rules 14a-8(i)(2) and 14a-8(i)(6) on the grounds that by requiring the board of directors to unilaterally amend the company's certificate of incorporation, the proposal would, if implemented, violate Delaware law and thus the company lacked the power or authority to implement it. An almost identical shareholder proposal was also permitted to be excluded by the Staff in *Xerox Corporation* on the same grounds under a similar provision of New York corporate law. *Xerox Corporation* (February 23, 2004).

The mere fact that the Steiner Proposal may be construed as an advisory proposal should not prohibit the Corporation from omitting the Steiner Proposal from the Proxy Statement, as the proposal would violate state law regardless of how it was implemented. Moreover, as discussed in the RLF Steiner Opinion, even if the Steiner Proposal were interpreted to require the Board only to propose an amendment to the Certificate of Incorporation to lift the restrictions on shareholder ability to act by written consent, the Board could not commit itself to do so because it is required, under Delaware law, to determine the advisability of the amendment prior to submitting it to a shareholder vote. Therefore, even under this interpretation, the Steiner Proposal, if implemented, would cause the Corporation to violate state law by requiring the Board to abdicate its statutory and fiduciary obligations under the DGCL and related case law. These issues are discussed at length in the RLF Steiner Opinion, and thus are not repeated here.

2. *The Corporation May Exclude the Steiner Proposal under Rule 14a-8(i)(6) Because the Corporation Lacks the Power or Authority to Implement the Proposal.*

A company can properly omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(6) if the company lacks the power or authority to implement the proposal. Whether or not the Board adopts a new Bylaw providing for shareholder action by written consent, in order to implement the Steiner Proposal, the Board would have to unilaterally amend Article Eight of the Certificate of Incorporation. As discussed above and in the RFL Steiner Opinion, however, the Board can not do so without exceeding its authority under the DGCL. Therefore, the Corporation lacks the power or authority under Delaware law to implement the Steiner Proposal.

In order to "lift the restriction on shareholder ability to act by written consent," as required by the Steiner Proposal, under the DGCL before amendment of the Certificate of

Incorporation, two discrete corporate events must occur in precise sequence: first the Board must adopt a resolution setting forth the proposed amendment, declare the advisability of the amendment and convene a meeting for the shareholders to vote on the proposed amendment; and second, a majority of the outstanding stock entitled to vote must vote in favor. Under the DGCL, an amendment to a corporation's certificate of incorporation simply cannot be achieved without the affirmative approval of the shareholders, and the corporation has no power to unilaterally do so without the required shareholder approval. 8 Del. C. § 242(b)(1). In fact, under Delaware case law the decision to propose an amendment to the certificate of incorporation and declare its advisability is a managerial duty reserved to the board of directors by statute.

In both *Burlington Resources Inc.* and *Xerox Corporation*, referred to above, the Staff concurred with the companies' position that a proposal requiring the board of the directors to unilaterally amend the certificate of incorporation to provide for shareholder action by written consent was properly excludable from their proxy materials under both Rules 14a-8(i)(2) and 14a-8(i)(6) as violating state corporate law and thus being beyond the company's power to implement. *Burlington Resources Inc.* (February 7, 2003); *Xerox Corporation* (February 23, 2004). Likewise, the Corporation believes that the Steiner Proposal should be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(6).

3. *The Steiner Proposal Contains False and Misleading Statements in Violation of Rule 14a-9 and Therefore May be Omitted Pursuant to Rule 14a-8(i)(3).*

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal if the proposal or its supporting statement "is contrary to any of the Commission's proxy rules," including the Rule 14a-9 prohibition on materially false or misleading statements in proxy materials. The Corporation believes that it may omit the Steiner Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements in violation of Rule 14a-9.

According to the Staff's interpretation of the "materially false or misleading" standard, exclusion of a shareholder proposal is permitted where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection may also be appropriate where the proposal and the supporting statement, when read together, have the same result." Staff Legal Bulletin 14B (CF), Part B.4. (September 15, 2004) ("SLB 14B"). Proposals may be excludable as vague and indefinite where the proposal fails to define its critical terms or otherwise provide guidance to the board of directors regarding the proposal's implementation. See e.g., *Proctor & Gamble* (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareowners nor the company would know how to implement the proposal); *Philadelphia Electric Company* (July 30, 1992) (permitting omission of a proposal requesting the creation of a committee of shareholders which would submit "a plan" to the board of directors because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"). Moreover, the Staff has found a proposal to be sufficiently vague and indefinite so as to justify exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal so differently that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Steiner Proposal, as a whole, misleads shareholders within the meaning of SLB 14B by implying that the Board has the power to unilaterally amend the Certificate of Incorporation to allow shareholders to act by written consent to the full extent permitted under the DGCL. In fact, as discussed above, pursuant to Section 242 of the DGCL, an amendment to the certificate of incorporation of a Delaware corporation can only be achieved by having the board of directors adopt a resolution setting forth the proposed amendment, declare the advisability of the amendment and call a meeting at which the shareholders of the corporation affirmatively vote in favor of the amendment. 8 Del. C. § 242(b)(1). Therefore, the Steiner Proposal violates Rule 14a-9's prohibition on materially misleading statements because it misleads shareholders into believing that the Board can implement the Proposal without a shareholder vote, when, in fact, such a unilateral action by the Board would impermissibly violate Delaware state law.

Furthermore, the Steiner Proposal warns shareholders in the Supporting Statement that prior to voting they should "check whether our board again omitted the topics of some of the proposals from our ballots as it did in 2007." In doing so, the Steiner Proposal falsely suggests to shareholders that the Corporation improperly omitted shareholder proposals from its 2007 proxy statement without the prior authorization of the Commission. In fact, the Corporation omitted only those shareholder proposals from its 2007 proxy materials for which the Staff agreed with the Corporation's reasons for exclusion under Rules 14a-8(i) and 14a-9 and provided written notification to the Corporation that it would not recommend enforcement action to the Commission if the Corporation were to exclude such proposals. Consequently, the Corporation believes that it has grounds to omit this provision from the Proxy Statement in accordance with Rule 14a-8(i)(3) as materially false and misleading in violation of Rule 14a-9.

It is the Corporation's view that the Steiner Proposal is misleading to the shareholders voting on the Proposal, as prohibited under Rule 14a-9. Accordingly, the Corporation believes that it has sufficient grounds to omit the Steiner Proposal from the Proxy Statement pursuant to Rule 14a-8(i)(3) on the ground that it violates the "materially false and misleading" standard of Rule 14a-9.

NY12529:418946.1

B. ***The Chevedden Proposal.***

The Chevedden Proposal reads in relevant part:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

1. *The Corporation May Exclude the Chevedden Proposal under Rule 14a-8(i)(2) Because the Proposal, if Implemented, Would Cause the Corporation to Violate State Law.*

Rule 14a-8(i)(2) permits a company to omit a shareholder proposal from its proxy statement if the proposal, if implemented, would cause the company to violate any state, federal or foreign law to which it is subject. As more fully discussed in the supporting opinion of Delaware counsel, Richards, Layton & Finger, P.A. (the "RLF Chevedden Opinion"),[6] in order to implement the Chevedden Proposal's mandate "to adopt cumulative voting," the Board would be required to unilaterally amend the Certificate of Incorporation in excess of its authority under Section 242 of the DGCL. Therefore, the Corporation believes that it may omit the Chevedden Proposal from the Proxy Statement under Rule 14a-8(i)(2) as violating Delaware state law.

Although the Chevedden Proposal provides only that the "Board adopt cumulative voting" without specifying the exact method for doing so, Delaware law clearly establishes that such an arrangement can only be achieved through an amendment of the Certificate of Incorporation. Section 214 of the DGCL provides that "The certificate of incorporation of any corporation may provide [for cumulative voting in the election of directors]." 8 Del. C. § 214. As detailed in the RLF Chevedden Opinion, this position is supported by Delaware case law, as well as the construction of other sections of the DGCL. See e.g., *Standard Scale & Supply Corp. v. Chappel*, 141 A. 191, 192 (Del. 1928) ("The laws of Delaware only allow cumulative voting where the same may be provided by the certificate of incorporation."); 8 Del. C. § 141(a) (requiring that any limitation on the board's managerial authority be set forth in a corporation's certificate of incorporation unless set forth in another provision of the DGCL); 8 Del. C. § 141(d) ("The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation.")

---

[6] A copy of the RLF Chevedden Opinion is attached to this letter as Exhibit E.

In order to implement the Chevedden Proposal, the Board would have to amend the Certificate of Incorporation to provide for cumulative voting in the election of directors. However, requiring that the Board unilaterally amend the Certificate of Incorporation would clearly contravene Section 242 of the DGCL, which provides that an amendment to the certificate of incorporation of a Delaware corporation can only be achieved by having the board of directors adopt a resolution setting forth the proposed amendment, declare the advisability of the amendment and call a meeting at which the shareholders of the corporation affirmatively vote in favor of the amendment. 8 Del. C. § 242(b)(1). Therefore, because the implementation of the Chevedden Proposal would require the Board to exceed its authority under the DGCL, it would, if implemented, cause the Corporation to violate Delaware state law.

Moreover, as discussed in the RLF Chevedden Opinion, even if the Chevedden Proposal were interpreted to require the Board only to propose an amendment to the Certificate of Incorporation to implement cumulative voting, the Board could not commit itself to do so because it is required, under Delaware law, to determine the advisability of the amendment prior to submitting it to a shareholder vote. Therefore, even under this interpretation, the Chevedden Proposal, if implemented, would cause the Corporation to violate state law by requiring the Board to abdicate its statutory and fiduciary obligations under the DGCL and related case law. Because these issues are discussed at considerable length in the RLF Chevedden Opinion, that discussion is incorporated in this letter and will not be repeated here. Although the Chevedden Proposal could be construed as an advisory proposal, the Corporation should not be prohibited, based on this characterization, from omitting the Chevedden Proposal from the Proxy Statement, because, as discussed above, the proposal would violate state law regardless of how it was implemented.

In fact, in 2006 the Staff concurred with the Corporation's decision to omit a substantially similar proposal on Rule 14a-8(i)(2) grounds. In that case, shareholder William Steiner purportedly submitted a proposal (which was actually submitted by John Chevedden, as in the case of the Steiner Proposal at issue in this letter) that requested the Board to "adopt cumulative voting as a bylaw or long-term policy" (the remainder of the resolution in that proposal was identical to one in the Chevedden Proposal set forth above). The Corporation argued that the proposal was properly excludable under Rule 14a-8(i)(2) and incorporated an opinion of Delaware counsel, Richards, Layton & Finger, P.A., making identical arguments to the ones discussed above. The Staff agreed with this reasoning and concluded that "AT&T may exclude the proposal under [R]ule 14a-8(i)(2)." *AT&T Inc.* (February 7, 2006). The Corporation believes that since the Chevedden Proposal is almost identical to the 2006 proposal from William Steiner excluded previously, the Proposal may be properly excluded from the Proxy Statement pursuant to Rule 14a-8(i)(2).

2. *The Corporation May Exclude the Chevedden Proposal under Rule 14a-8(i)(6) Because the Corporation Lacks the Power or Authority to Implement the Proposal.*

A company may properly omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(6) if the company lacks the power or authority to implement the proposal. In order to implement the Chevedden Proposal, the Board would either have to unilaterally amend the Certificate of Incorporation or commit itself to proposing an amendment to the Certificate of Incorporation without the required determination of its advisability. As discussed above and in the RFL Chevedden Opinion, however, the Board can not take either action without violating its fiduciary and statutory obligations under the DGCL and related Delaware case law. Therefore, the Corporation lacks the power or authority under Delaware law to implement the Chevedden Proposal.

Under the DGCL, an amendment to a corporation's certificate of incorporation simply cannot be achieved without the affirmative approval of the shareholders, and the corporation has no power to unilaterally do so without the required shareholder approval. 8 Del. C. § 242(b)(1). Furthermore, Delaware case law requires a corporation's board of directors to consider and determine the advisability of an amendment to the corporation's certificate of incorporation prior to putting the amendment to the shareholder vote prescribed under Section 242 of the DGCL.

As discussed above under Section II.A.2 of this letter, with respect to the Steiner Proposal, the Staff has in numerous cases permitted the exclusion of a shareholder proposal under Rule 14a-8(i)(6) where the proposal, if implemented, demonstrably violates state law and is thus excludable under Rule 14a-8(i)(2). See e.g., *Burlington Resources Inc.* (February 7, 2003); *Xerox Corporation* (February 23, 2004). Accordingly, the Corporation believes that the Chevedden Proposal can be properly omitted from the Proxy Statement pursuant to Rule 14a-8(i)(6).

3. *The Chevedden Proposal Contains False and Misleading Statements in Violation of Rule 14a-9 and Therefore May be Omitted Pursuant to Rule 14a-8(i)(3).*

As discussed above in Section II.A.3 of this letter with respect to the Steiner Proposal, Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if the proposal or its supporting statement "is contrary to any of the Commission's proxy rules," including the Rule 14a-9 prohibition on materially false or misleading statements in proxy materials. The Corporation believes that it may omit the Chevedden Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements, within the meaning of SLB 14B, in violation of Rule 14a-9.

The Chevedden Proposal, as a whole, misleads shareholders within the meaning of SLB 14B by implying that the Board has the power to implement cumulative voting in the election of directors by unilaterally amending the Certificate of Incorporation. In fact, as discussed above, pursuant to Section 242 of the DGCL an amendment to the certificate of incorporation of a Delaware corporation can only be achieved by having the board of directors adopt a resolution setting forth the proposed amendment, declare the advisability of the amendment and call a meeting at which the shareholders of the corporation affirmatively vote in favor of the amendment. 8 Del. C. § 242(b)(1). Therefore, the Chevedden Proposal violates Rule 14a-9 because it misleads shareholders into believing that the Board can implement the Proposal without a shareholder vote, when, in fact, such a unilateral action by the Board would impermissibly violate Delaware state law. As such, the Chevedden Proposal meets the "inherently vague and indefinite" standard of SLB 14B, and may be properly excluded from the Proxy Statement in accordance with Rule 14a-8(i)(3).

Furthermore, the Chevedden Proposal makes the claim in the Supporting Statement that "[O]ur board omitted the topics of some, but not all, of the items on our ballots in 2007." In doing so, the Chevedden Proposal falsely suggests to shareholders that the Corporation improperly omitted shareholder proposals from its 2007 proxy statement without the prior authorization of the Commission. In fact, the Corporation omitted only those shareholder proposals from its 2007 proxy materials for which the Staff agreed with the Corporation's reasons for exclusion under Rules 14a-8(i) and 14a-9 and provided written notification to the Corporation that it would not recommend enforcement action to the Commission if the Corporation were to exclude such proposals. Consequently, the Corporation believes that it has grounds to omit this provision from the Proxy Statement in accordance with Rule 14a-8(i)(3) as materially false and misleading in violation of Rule 14a-9.

It is the Corporation's view that the Chevedden Proposal is misleading to the shareholders voting on the Proposal, as prohibited under Rule 14a-9. Accordingly, the Corporation believes that it has sufficient grounds to omit the Chevedden Proposal from its Proxy Statement pursuant to Rule 14a-8(i)(3) because it violates the "materially false and misleading" standard of Rule 14a-9.

C. ***The Rossi Proposal.***

The Rossi Proposal reads in relevant part:

> RESOLVED: Shareholders request that our board adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.

1. *The Corporation May Exclude the Rossi Proposal under Rule 14a-8(i)(10) Because it has Substantially Implemented the Proposal.*

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy statement if the company has "already substantially implemented the proposal." In applying the "substantially implemented" standard, the Staff has indicated that the proposal need not be "fully effected" by the company, and the Staff does not require a company to implement every aspect of a proposal in question. See Securities Act Release No. 34-20091 (August 16, 1983). Rather, "substantial implementation" requires only that the company's actions "satisfactorily address the underlying concerns of the proposal." *Masco Corp.* (March 29, 1999); see also, *Entergy, Inc.* (January 31, 2006) (the Staff concurred with exclusion of a proposal to adopt a "simple majority vote" on issues subject to shareholder vote on the ground that the company had substantially implemented the proposal when it amended its bylaws to have the same effect as the proposal). The determination of whether a company has satisfied the "substantially implemented" standard "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Moreover, the Staff has consistently allowed exclusion of shareholder proposals as substantially implemented where a company already has polices and procedures in place relating to the subject matter of the proposal. See e.g., *The Gap, Inc.* (March 16, 2001) (proposal asking the company to prepare a report on the child labor practices of its suppliers was excluded as substantially implemented by the company's code of vendor conduct, which was discussed on the company's website); *Nordstrom Inc.* (February 8, 1995) (proposal that the company commit a code of conduct for overseas suppliers was excluded as substantially covered by the company's existing guidelines).

The Corporation believes that it may properly omit the Rossi Proposal from its Proxy Statement under Rule 14a-8(i)(10) because the Corporation already has an independent lead director in place, whose position, authority and responsibilities have already substantially implemented the "clearly delineated duties" of the lead independent director described in the Rossi Proposal. Notwithstanding certain minor variations between the "clearly delineated duties" per the Rossi Proposal and the duties that the Corporation has defined for its lead director, the Corporation believes that its lead director position, as currently in place, satisfactorily addresses the Rossi Proposal's underlying concerns.

As articulated under the Corporation's Corporate Governance Guidelines, the Corporation's policies, procedures and practices currently in place with respect to its lead director compare favorably with the practices prescribed in the Rossi Proposal. See http://www.att.com/gen/investor-relations?pid=5606, last visited on December 18, 2007. The Corporation's 2007 proxy statement describes a lead director whose responsibilities and authority have substantially the same effect as those proposed by the Rossi Proposal, as set forth in the following table, which compares certain of the Rossi Proposal's "clearly delineated duties" with the Corporation's current practices:

	Duties Per the Rossi Proposal	Corporation's Practice, Per the 2007 Proxy Statement
(1)	Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent Directors.	Presiding over executive sessions of non-management directors and presiding over each session of the non-management Directors.
(2)	Serving as liaison between the chairman and the independent Directors.	Acting as the principal liaison between the non-management Directors and the Chairman and Chief Executive Officer and coordinating the activities of the non-management Directors when acting as a group.
(3)	Approving meeting agendas for the board.	Preparing the agenda for the executive session with the non-management Directors.
(4)	Approving meeting schedules to assume that there is sufficient time for discussion of all agenda items.	Advising the Chairman and Chief Executive Officer as to the quality, quantity and timeliness of the flow of information from management.
(5)	Being available for consultation and direct communication, if requested by major shareholders.	Interested persons may contact the Lead Director or non-employee Directors by sending written comments through the Office of the Secretary of AT&T Inc. The Office will either forward the original materials as addressed or provide Directors with summaries of the submissions, with the originals available for review at the Directors' request.

Despite minor differences, the Corporation's current practices "satisfactorily address the underlying concerns of the proposal" and affirmatively fulfills the Staff's interpretation of the "substantially implemented" standard. According to the Rossi Proposal, the "key purpose" of the independent lead director position is "to protect shareholder's interest by providing independent oversight of management". The Corporation already has an established director independence standard (consisting of the New York Stock Exchange ("NYSE") standards plus two additional standards) described in the 2007 proxy statement. Although the Rossi Proposal suggests that the Corporation should apply the Council of Institutional Investors ("CII") guidelines as an alternative to NYSE independence standard, both sets of standards address the same underlying substantive concerns, which is to provide oversight of management by non-employee directors. Accordingly, the Corporation believes that it should be permitted to exclude the Rossi Proposal on the ground that it has already been substantially implemented by the Corporation's current lead director practices within the meaning of Rule 14a-8(i)(10).

2. *The Rossi Proposal Contains False and Misleading Statements in Violation of Rule 14a-9 and Therefore May be Omitted Pursuant to Rule 14a-8(i)(3).*

As discussed in more detail above in Sections II.A3 and II.B.3 of this letter with respect to the Steiner and Chevedden Proposals, respectively, Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if the proposal or its supporting statement "is contrary to any of the Commission's proxy rules," including the Rule 14a-9 prohibition on materially false or misleading statements in proxy materials. The Corporation believes that it may omit the Rossi Proposal pursuant to Rule 14a-8(i)(3) because its resolution and Supporting Statement contain materially false and misleading statements in violation of Rule 14a-9. As described below, consistent with the standards discussed above in Sections II.A.3 and II.B.3 of this letter, with respect to the Steiner and Chevedden Proposals, several significant provisions in the Rossi Proposal and its Supporting Statement are vague and indefinite because critical terms included therein are not defined, and because such provisions otherwise do not provide sufficient guidance necessary for the Board to implement the Rossi Proposal. An analysis of provisions at issue follows:

- "*Shareholders request that our Board adopt a bylaw to require that our company have an independent lead director whenever possible*". The term "whenever possible" is vague and misleading if interpreted to refer to the independent lead director, as it tends to suggest that the Corporation does not have an independent lead director, whereas, as discussed above, the Corporation has already instituted such a position with duties and responsibilities substantially similar to those prescribed by the Rossi Proposal. These ambiguities make the Rossi Proposal "vague and indefinite" according to the standard set forth in SLB 14B, as discussed above in Sections II.A.3 and II.B.3 of this letter, with respect to the Steiner and Chevedden Proposals. Consequently, the Corporation believes that it may omit the Rossi Proposal in accordance with Rule 14a-8(i)(3).

- "*An Independent Lead Director with clearly delineated duties can . . . lead to a more objective evaluation of our CEO.*" This statement is vague because it suggests that the lead director's primary purpose would be to actively evaluate the Corporation's chief executive officer ("CEO"). Such an "evaluative" role can neither be found in the CII Corporate Governance Policy (as suggested by the Proposal) nor in the "clearly delineated duties" set forth in the Proposal itself. In this regard, neither the Board nor the shareholders voting on the Rossi Proposal would be able to discern how and why the independent lead director would provide "a more objective evaluation" of the CEO. Furthermore, the Rossi Proposal is not clear regarding whether the independent lead director would in fact be the individual to provide such an "objective evaluation" or precisely what the independent lead director's role would be in such an evaluation. Because of these ambiguities, pursuant to the "vague and indefinite" standard provided by SLB 14B and previously discussed at length in this letter, the Corporation believes it may omit the Rossi Proposal in accordance with Rule 14a-8(i)(3).

It is the Corporation's view that the foregoing provisions are not only inherently vague and indefinite within the meaning of SLB 14B, but are also clearly misleading both to the Board and to shareholders voting on the Rossi Proposal. These are exactly the type of statements prohibited under Rule 14a-9. Accordingly, when viewed as a whole, the Corporation believes that it has sufficient grounds to omit the Rossi Proposal from its Proxy Statement pursuant to Rule 14a-8(i)(3) on the grounds that it violates the "materially false and misleading" standard of Rule 14a-9.

3. *The Rossi Proposal May Be Properly Omitted in Accordance with Rules 14a-8(b) and 14a-8(f) Because the Proponent Has Failed to Provide the Corporation with Adequate Verification That the Proponent Satisfies the Eligibility Requirements of Rule 14a-8(b) Within the Period Set Forth in Rule 14a-8(f).*

Rule 14a-8(b)(1) provides that in order to be eligible to submit the Proposal, the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the Corporation's securities entitled to be voted on the proposal at the meeting for at least one year" before the date on which the Proponent submitted the Proposal. Although the Rossi Proposal states in its cover letter that the continuous ownership requirements of Rule 14a-8 "are intended to be met", the Rossi Proposal's cover letter does not provide proof of such ownership. According to the Corporation's records, Mr. Rossi is not a record owner of the Corporation's voting stock. Therefore, in accordance with Rule 14a-8(b)(2), the Corporation sent a letter (the "Corporation's Letter") to John Chevedden (as Mr. Rossi's designated proxy) on November 19, 2007 (the same day that the Corporation received the Rossi Proposal), requesting proof that Mr. Rossi's stockholdings satisfy the requirements of Rule 14a-8(b).

The Corporation's Letter (a copy of which is attached hereto as Exhibit G) complies with the guidelines of Section C of SLB 14B of September 15, 2004. In particular, the Corporation's Letter notified the proponent of the Rule 14a-8(b)(2)(i) requirement that, "for shares held by a broker, the broker must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one-year period". In response to the Corporation's Letter, the Corporation received a facsimile copy of a purported broker's statement from Morgan Stanley, on behalf of Mr. Rossi, on November 30, 2007 (the "Morgan Stanley Letter", a copy of which is attached hereto as Exhibit H).

It is the Corporation's view that the Morgan Stanley Letter fails to establish that Mr. Rossi has owned the requisite number of the Corporation's shares continuously for at least one year as of the Rossi Proposal's submission date for two discrete reasons. First, the Morgan Stanley Letter does not specifically state that the Corporation's shares were held continuously for a year as of the date of the submission of the Rossi Proposal. Second, the Morgan Stanley Letter verifies the continuous holding of the shares only "as of" the date of the Morgan Stanley Letter, which is dated ten days after the submission date of the Rossi Proposal. Thus, the Morgan Stanley Letter is unresponsive to the requirement that brokers explicitly verify that the Proponent held the requisite shares for a year continuously as of the date of the Proposal's submission.

The Morgan Stanley Letter does not specifically say that the Corporation's shares were held continuously for a year as of the date of the submission of the Rossi Proposal. The Corporation received the Rossi Proposal on November 19, 2007. The Corporation received the Morgan Stanley Letter, which is dated November 29, 2007, on

November 30, 2007. The Morgan Stanley Letter states that "[A]ll quantities [of shares] continue to be held without interruption in Nick Rossi's account as of the date of this letter . . . ", followed by a listing which appears to be intended to reflect the shares held in Mr. Rossi's account and the acquisition (and where relevant, disposition) dates of such shares. Following this listing of shares are the words, "All quantities continue to be held in Nick's account as of the date of this letter". There is, however, no indication in the Morgan Stanley Letter that the AT&T shares in Mr. Rossi's account have been held continuously for at least one year as of the Rossi Proposal's submission, as required by Rule 14a-8(b)(2)(i).

The Staff has explicitly stated that in order to be eligible to submit a shareholder proposal to a company for inclusion in its proxy materials, the "[s]hareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal." Staff Legal Bulletin No. 14 (CF) (July 13, 2001). The Corporation believes that the Morgan Stanley Letter is, as an initial matter, deficient in this regard, because it fails to specifically verify Mr. Rossi's continuous holding of the requisite shares of the Corporation's stock for a period of at least one year. Thus, on this basis alone, the Corporation believes that it may omit the Rossi Proposal from the Proxy Statement.

Second, the Morgan Stanley Letter states only that the shares in Mr. Rossi's account "continue to be held without interruption . . . as of the date of this letter". While the Morgan Stanley Letter should have verified that the Proponent continuously held the requisite amount of the Corporation's stock for at least one year as of the date the Proposal was submitted, instead it only indicates that Mr. Rossi continuously held shares of the Corporation "as of" the date of the Morgan Stanley Letter. Thus, the Morgan Stanley Letter does not clearly establish that Mr. Rossi held the shares continuously for the one-year period as of the Rossi Proposal's submission date.

The Morgan Stanley Letter is vague and ambiguous in its use of the term "as of" for a reference date (the date of the letter) that differs from the actual date of the Proposal's submission with regard to Mr. Rossi's continuous holding of the Corporation's stock for the required period. For example the Morgan Stanley Letter is dated November 29, 2007, and asserts ownership as of that date; however, the Rossi Proposal was received on November 19, 2007. Rule 14a-8(b)(i) requires affirmative proof/statement of continuous ownership for one year as of the date of submission of the proposal. Neither the Corporation nor the staff should be made to speculate based on such vague language as to whether the 14a-8(b) requirements are fulfilled, because it is the proponent's burden to establish clear proof (by an affirmative written statement) of continuous beneficial share ownership under Rule 14a-8. *International Business Machine Corp.* (December 26, 2002). In *International Business Machine Corp.* (December, 1986) the Staff granted no-action relief to the company in nearly identical circumstances as the case at hand—they concurred that an ambiguous "as of" date reference in a Morgan Stanley Letter, as in this case, failed to furnish sufficient evidence of continuous beneficial ownership required by Rule 14-8(b).

The Morgan Stanley Letter does not clearly indicate that Mr. Rossi has continuously held shares of the Corporation's stock for the required one year period as of the submission date of the Rossi Proposal, and consequently fails to satisfy the requirements of Rule 14a-8(b). Thus, for the reasons described above, the Corporation believes that the language of the Morgan Stanley Letter is unresponsive to the requirements of Rule 14a-8(b), and as such, the Corporation may properly omit the Rossi Proposal from its Proxy Statement.

* * *

For the reasons set forth above, we ask the Staff to recommend to the Commission that no action be taken if the Proposals are omitted from the Proxy Statement. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

The Proponents (or their proxy) are requested to copy the undersigned on any response it may choose to make to the Staff. I may be contacted regarding this letter at (212) 558-3840, or via fax at (212) 558-3588.

Sincerely,

John T. Bostelman

cc: John Chevedden

Exhibit A:

AT&T Deficiency Notice to John Chevedden, Dated as of November 21, 2007 at&t

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E. Houston, Room 216
San Antonio, Texas 78205
Ph. (210) 351-3407

November 21, 2007

Via UPS
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

AT&T Inc. has received the following stockholder proposals from you:

(1) allow stockholders who own the minimum percentage of AT&T Inc. stock to act by written consent (received 10/29/07)
(2) adopt cumulative vote for directors (received 11/14/07), and
(3) amend bylaws to provide for independent lead director (received 11/19/07).

AT&T believes that you have submitted more than one proposal. Under Rule 14a-8(c) of the Securities and Exchange Commission ("SEC"), a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. Therefore, please notify us as to which of these you wish to withdraw. *Your response must be postmarked or electronically transmitted to AT&T no later than 14 days from your receipt of this letter. You should note that if you do not timely advise AT&T which of these proposals you wish to withdraw, AT&T intends to omit all three proposals from its 2008 Proxy Statement in accordance with SEC rules.*

Sincerely,

Nancy H. Justice

Exhibit B:

Steiner Proposal

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Legal Department
San Antonio, TX

OCT 29 2007

RECEIVED

Mr. Randall L. Stephenson
Chairman
AT&T Inc. (T)
175 E Houston
San Antonio, TX 78205

Rule 14a-8 Proposal

Dear Mr. Stephenson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner — Date: 10/12/07

cc: Ann Effinger Meuleman
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
Nancy Justice
Director – SEC Compliance
PH: 210-351-3407
FX: 210-351-3467

[T: Rule 14a-8 Proposal, October 27, 2007]
3 – Shareholder Action by Written Consent

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to lift restrictions on shareholder ability to act by written consent and thus give holders of the least percentage of shares the right to act by written consent consistent with state law. This will enhance our shareholder rights.

William Steiner, Piermont, New York, who sponsored a number of shareholder proposals over a 20-year period, said taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Our current limitation on shareholders' rights to act by written consent, that are stricter than the rules set by state law, are considered takeover defenses because they may impede the ability of a hostile bidder to succeed in completing a transaction or obtaining control of the board of directors.

A 2001 study by Harvard professor Paul Gompers provides support for the concept that shareholder disempowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated with a reduction in shareholder value

Please encourage our Board to adopt this higher standard:
Shareholder Action by Written Consent –
Yes on 3

Before voting please check whether our board again omitted the topics of some of the proposals from our ballots as it did in 2007. Our Board also omitted two lines of a shareholder proposal in 2007 without the required authorization of the Securities and Exchange Commission.

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above text is part of this rule 14a-8 proposal submitted for publication in the annual proxy: "Before voting please check whether our board again omitted the topics of some of the proposals from our ballots as it did in 2007. Our Board also omitted two lines of a shareholder proposal in 2007 without the required authorization of the Securities and Exchange Commission."

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit C:

RLF Steiner Opinion

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 18, 2007

AT&T Inc.
175 E. Houston
San Antonio, TX 78205

Re: Stockholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to AT&T Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by William Steiner (the "Proponent") that the Proponent intends to present at the Company's 2008 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on July 28, 2006 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal reads as follows:

> **RESOLVED,** Shareholders ask our board to amend our bylaws and any other appropriate governing documents to lift restrictions on shareholder ability to act by written consent and thus give holders of the least percentage of shares the right to act by written consent consistent with state law. This will enhance our shareholder rights.

DISCUSSION

You have asked for our opinion as to whether the Proposal, if adopted by the stockholders and implemented by the Company's board of directors (the "Board"), would be valid under the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

I. The Proposal Would Require the Board to Adopt Amendments to the Bylaws that Would Conflict with the Certificate of Incorporation.

Because the Proposal purports to require the Board to adopt amendments to the Bylaws that would conflict with the Certificate of Incorporation, the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law. Under Delaware law, a bylaw may not conflict with a provision of the certificate of incorporation. 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation. . . .") (emphasis added). Indeed, "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). In Centaur Partners, the Delaware Supreme Court held that a proposal for a bylaw to be adopted by stockholders that provided that it "is not subject to amendment, alteration or repeal by the Board of Directors" was in conflict with the board's authority as provided for in the certificate of incorporation to amend the bylaws and hence would be invalid even if adopted by the stockholders. Centaur Partners, 582 A.2d at 929.

The Proposal purports to require the Board to amend the Bylaws to "give holders of the least percentage of shares the right to act by written consent consistent with state law" -- that is, the Proposal would require the Board to amend the Bylaws to provide stockholders with the right to take action by written consent, provided that stockholders holding the minimum number of shares authorized to take the action have duly consented thereto in writing. To the extent the Board approved any amendments to the Bylaws that would effect this arrangement, any such provisions of the Bylaws would be in direct conflict with the Certificate of Incorporation. Article Eight of the Certificate of Incorporation imposes certain limitations upon the ability of the Company's stockholders to act by written consent. Specifically, Article Eight provides:

> Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the corporation, no action which is required to be taken or which may be taken at any annual or special meeting of stockholders of the corporation may be taken by written consent without a meeting, except where such consent is signed by stockholders representing at least two-thirds of the total number of shares of stock of the corporation then outstanding and entitled to vote thereon.

Thus, the Proposal, if approved by the stockholders and implemented by the Board, would violate the Certificate of Incorporation and would therefore contravene the General Corporation Law.

II. The Proposal Would Require the Board to Unilaterally Amend the Certificate of Incorporation.

The Proposal, if adopted by the stockholders, would be invalid under Delaware law because it would require the Board to amend the Certificate of Incorporation without submitting such amendment to a stockholder vote and having such amendment adopted by the requisite stockholder vote. The Proposal requires the "board to amend [the Company's] bylaws and any other appropriate governing documents to lift restrictions on shareholder ability to act by written consent and thus give holders of the least percentage of shares the right to act by written consent consistent with state law."[1] As indicated above, Article Eight of the Certificate of Incorporation imposes certain limitations upon the ability of the Company's stockholders to act by written consent. The restriction on the stockholders' ability to act by written consent set forth in Article Eight of the Certificate of Incorporation complies with Section 228 of the General Corporation Law, which provides:

> Unless otherwise provided in the certificate of incorporation, any action required by [the General Corporation Law] to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting....

8 Del. C. § 228(a) (emphasis added); see also Allen v. Prime Computer, Inc., 540 A.2d 417, 419-420 (Del. 1988) ("The provisions of Section 228 are applicable to any Delaware company unless the certificate of incorporation restricts its use."). Thus, under Delaware law, the default rule is that stockholders are entitled to act by written consent, but a restriction on the right to act by written consent may be validly imposed by the certificate of incorporation.

Because the Certificate of Incorporation expressly restricts stockholder action by written consent to instances where the consent is signed by stockholders representing at least two-thirds of the total number of shares outstanding and entitled to vote, and because any deviation from the default rule that stockholders may act by written consent must be set forth in the certificate of incorporation, the Board would be required to amend the Certificate of Incorporation to modify or eliminate Article Eight thereof in order to implement the Proposal. Under the General Corporation Law, the Board may not unilaterally amend the Certificate of Incorporation. Any such amendment could only be effected through an amendment to the Certificate of Incorporation adopted in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate

---

[1] The Certificate of Incorporation would be considered a "governing document" of the Company under Delaware law. See In re Walt Disney Co. Deriv. Litig., 907 A.2d 693 (Del.Ch. 2005) ("In addition to opining on the core issues in this case, another key area of Professor DeMott's report (and the corresponding testimony) that is of no value to the Court is her interpretation of the Company's certificate of incorporation, bylaws, and board committee charters. Interpretation of the Company's internal governing documents is a matter exclusively for the Court").

of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. Specifically, Section 242 provides:

> Every amendment [to the Certificate of Incorporation] . . . shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. . . . If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1); see Balotti & Finkelstein The Delaware Law of Corporations & Business Organizations § 8.10 (2007 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law."). Contrary to this statutory construct, the Proposal would require the Board to amend the Certificate of Incorporation to eliminate or modify Article Eight unilaterally and in excess of its authority under the General Corporation Law. Because the implementation of the Proposal would require the Board to exceed its authority under Delaware law, the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

Even if the Proposal were changed to request that the Board propose an amendment to the Certificate of Incorporation to remove the restrictions on action by written consent, the Company could not commit to implement such a Proposal. Under the General Corporation Law, any such amendment must be adopted and declared advisable by the Board prior to being submitted to the stockholders for adoption thereby. 8 Del. C. § 242. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock

> entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381. See also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Centers, Inc., C.A. No. 15012, slip. op. at 40 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04, at 32-9 (2005) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely."); 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-18-9 (2005 Supp.) ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders."). Because a board of directors has a statutory duty to determine that an amendment is advisable prior to submitting it for stockholder action, the Board could not purport to bind itself to adopt an amendment to the Certificate of Incorporation to implement the Proposal. In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law, like Section 242(b), requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action.[2]

The decision to propose an amendment to the certificate of incorporation and declare its advisability is a managerial duty reserved to the board of directors by statute; it therefore falls within the exclusive province of the board. As the Court of Chancery stated in the 1990 case of Paramount Communications, Inc. v. Time Inc., 1989 WL 79880, *30 (Del. Ch. July 14, 1989):

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to

[2]See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each consistent corporation at an annual or special meeting for the purpose of acting on the agreement.").

> follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Even if the stockholders were to adopt the Proposal, the Board is not required to follow the wishes of a majority in voting power of the shares because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams v. Geier, 671 A.2d at 1380-81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face"); cf. Kahn v. Lynch Communication Systems, Inc., 638 A.2d 1110, 1113 ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation'") (internal citations omitted). Indeed, in our experience, many institutional investors vote on such proposals in accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible to make under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Smith v. Van Gorkom, 488 A.2d 858, 887 (Del. 1985) (holding board not permitted to take a noncommittal position on a merger and "simply leave the decision to [the] stockholders").[3] Because the Board owes a fiduciary duty to the Company and "all" stockholders, the Board must also take into account the interests of the stockholders who do not vote in favor of the Proposal, and those of the corporation generally.

---

[3] The Court of Chancery, however, recently held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See Unisuper Ltd. v. News Corp., C.A. No. 1699 (Del. Ch. Dec. 20, 2005). The case of a board reaching an agreement with stockholders what is advisable and in the best interests of the corporation and its stockholders—as was the case in Unisuper—in order to induce the stockholders to act in a certain way which the board believed to be in the best interests of stockholders, is different from the case of stockholders attempting to unilaterally direct the Board's statutory duty to determine whether an amendment to the corporation's certificate of incorporation is advisable (as is the case with the Proposal).

The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [] [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, C.A. No. 13042, slip op. at 41 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith, 488 A.2d at 888 (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(1) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation"); see also 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval"). A similar analysis should apply to the board's duty to consider the advisability of an amendment to the certificate of incorporation prior to submitting it to a stockholder vote.

In summary, the Board can not adopt a bylaw that would have the effect of eliminating the restrictions on stockholder action by written consent, because any such bylaw would be inconsistent with the Certificate of Incorporation and would thus be void. Eliminating the restrictions on stockholder action by written consent would require an amendment to the Certificate of Incorporation, and the Board does not have the power to unilaterally effect an amendment to the Certificate of Incorporation. Moreover, the Board could not commit to propose an amendment to the Certificate of Incorporation to implement the Proposal because doing so would require the Board to abdicate its statutory and fiduciary obligations to determine the advisability of such amendment prior to submitting it to the stockholders.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WF/JMZ

Exhibit D:

Chevedden Proposal

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Legal Department
San Antonio, TX
NOV 14 2007
RECEIVED

Mr. Randall L. Stephenson
Chairman
AT&T Inc. (T)
175 E Houston
San Antonio, TX 78205

Rule 14a-8 Proposal

Dear Mr. Stephenson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 11-11-07

Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490

cc: Ann Effinger Meuleman
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
FX: 210-351-3467
Richard Dennis
General Attorney
PH: 210-351-3326
FX: 210-370-1785

[T: Rule 14a-8 Proposal, November 13, 2007]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at GM in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting also allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

Ray T. Chevedden, Los Angeles, said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Corporate Governance.
  - "Very High Concern" in CEO pay – $60 million.
  - "High Governance Risk Assessment."
- We had no Independent Chairman – Independent oversight concern.
- Five directors held 4 director seats each – Over-extension concern.
- Mr. Anderson was designated a "Problem Director" due to his involvement with the board of Mississippi Chemical Corporation, which filed Chapter 11 Bankruptcy.

Additionally:

- Ten of our directors served on boards rated "D" or "F" by The Corporate Library:

1) Mr. Busch	Anheuser-Busch (BUD)
	Emerson Electric (EMR)
2) Mr. Knight	Anheuser-Busch (BUD)
3) Ms. Roche	Anheuser-Busch (BUD)
	Tupperware (TUP)
4) Mr. Stephenson	Emerson Electric (EMR)
5) Mr. Madonna	Freeport-McMoRan (FCX)
6) Mr. Blanchard	Total System Services (TSS)
	Synovus Financial (SNV)
7) Mr. Kelly	Dana Corp. (DCNAQ)
8) Mr. McCoy	Cardinal Health (CAH)
9) Ms. Martin	Proctor & Gamble (PG)
	Constellation Energy (CEG)
10) Ms. Tyson	Kodak (EK)

• Mr. Busch, who chaired our Nomination Committee, had the most withheld votes from us in 2007.
• Our board omitted the topics of some, but not all, of the items on our ballots in 2007.
• Our Board also omitted required 2007 annual proxy text without advance notice to the Securities and Exchange Commission.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit E:

RLF Chevedden Opinion

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 18, 2007

AT&T Inc.
175 E. Houston
San Antonio, TX 78205

Re: Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to AT&T Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Ray T. Chevedden (the "Proponent") that the Proponent intends to present at the Company's 2008 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on July 28, 2006 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> **RESOLVED: Cumulative Voting.** Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

Section 214 of the General Corporation Law addresses cumulative voting by stockholders of Delaware corporations and provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the

> number to be voted for, or for any 2 or more of them as such holder may see fit.

8 Del. C. § 214. Thus, Section 214 of the General Corporation Law provides that the certificate of incorporation of a Delaware corporation may provide the corporation's stockholders with cumulative voting rights in the election of directors. See, e.g., 1 Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 214.1, at GCL-VII-102 (2005-2 Supp.) ("Section 214 permits a corporation to confer cumulative voting rights in its certificate of incorporation."). The Certificate of Incorporation does not provide for cumulative voting.

Under Delaware law, a corporation may only provide its stockholders with the right to cumulative voting through a specific provision of its certificate of incorporation. A corporation may not authorize such right through any other means, including a bylaw provision or board-adopted policy. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court found that ballots for the election of directors of Standard Scale & Supply Company ("Standard") that had been voted cumulatively had to be counted on a straight basis since Standard's certificate of incorporation did not provide for cumulative voting. The Court stated:

> The laws of Delaware only allow cumulative voting where the same may be provided by the certificate of incorporation. It is conceded that the certificate of incorporation of the company here concerned does not so provide .... We think the Chancellor was entirely correct in determining that the ballots ... should be counted as straight ballots.

Id. at 192; McIlquham v. Feste, 2001 WL 1497179, at *5 (Del. Ch. Nov. 16, 2001) ("Finally, because the MMA certificate of incorporation does not provide for cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected."); Palmer v. Arden-Mayfair, Inc., 1978 WL 2506, at *2 (Del. Ch. July 6, 1978) ("In addition, since the certificate of incorporation of Arden-Mayfair does not provide for the election of directors by cumulative voting, its directors are elected by straight ballot."); David A. Drexler et al., Delaware Corporation Law & Practice § 25.05, at 25-8 (2007) ("Under Section 214, a corporation may adopt in its certificate of incorporation cumulative voting either at all elections or those held under specified circumstances, but unless the charter so provides, conventional voting is applicable.") (emphasis added); 5 Fletcher Cyclopedia of Private Corp. § 2048 (2007) (providing that "[m]ost jurisdictions have opted for provisions under which shareholders do not have cumulative voting rights unless authorized by the articles of incorporation" and citing Delaware as one such jurisdiction) (emphasis added); 2 Model Business Corporation Act, Official Comment to Section 7.28, at 7-129 (2002 Supp.) ("Thirty-nine jurisdictions allow but do not require a corporation to have cumulative voting for directors. Permissive clauses take one of two forms: either the statutory provision allows cumulative voting only if the articles of incorporation expressly so provide (opt-in), or the statutory provision grants cumulative voting unless the articles of incorporation provide otherwise (opt-out). Twenty-nine jurisdictions have 'opt-in' provisions: Alabama, Arkansas, Connecticut, Delaware ....") (emphasis added); 18A Am. Jur. 2d Corporations § 1209 (2007) ("A shareholder may demand cumulative voting where it is allowed under the certificate of incorporation."). Thus, the foregoing authorities confirm that Section 214 of the General Corporation Law should be read to provide that cumulative voting may be implemented exclusively by a certificate of incorporation provision.

The Delaware courts have repeatedly held that where the General Corporation Law provides that a particular type of voting or governance mechanism may be implemented by a certificate of incorporation provision and does not specify some other means of implementation, then the only means of implementing such mechanism is by a certificate of incorporation provision. For example, Section 228 of the General Corporation Law provides that stockholders may act by written consent "unless otherwise provided in the certificate of incorporation." 8 Del. C. § 228(a). In Datapoint Corp. v. Plaza Securities Co., 496 A.2d 1031 (Del. 1985), the Delaware Supreme Court held that a bylaw provision that purported to limit stockholder action by written consent was invalid. The Court stated:

> This appeal by Datapoint Corporation from an order of the Court of Chancery, preliminarily enjoining its enforcement of a bylaw adopted by Datapoint's board of directors, presents an issue of first impression in Delaware: whether a bylaw designed to limit the taking of corporate action by written shareholder consent in lieu of a stockholders' meeting conflicts with 8 Del. C. § 228, and thereby is invalid. The Court of Chancery ruled that Datapoint's bylaw was unenforceable because its provisions were in direct conflict with the power conferred upon shareholders by 8 Del. C. § 228. We agree and affirm.

Id. at 1032-3.

Similarly, Section 141(a) of the General Corporation Law provides that Delaware corporations "shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Thus, Section 141(a) requires that any limitation on the board's managerial authority be set forth in a corporation's certificate of incorporation (unless set forth in another provision in the General Corporation Law). In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court invalidated a provision in a rights plan which restricted the ability of a future board of directors of Quickturn Design Systems ("Quickturn") to exercise its managerial duties under Section 141(a) on the basis that the contested provision was not contained in Quickturn's certificate of incorporation. The Court stated:

> The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a).

Id. at 1291-1292 (emphasis in original). Additionally, Section 141(d) of the General Corporation Law provides: "The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation." 8 Del. C. §141(d) (emphasis added). In Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998), the Delaware Court of Chancery invalidated a provision in a stockholder rights plan which purported to give directors different voting rights since "[a]bsent express language in the charter, nothing in Delaware law suggests that some directors of a public corporation may be created less equal than other directors." Cf. 18A Am. Jur. Corporations § 855 (2d ed. 2007) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute."). Thus, where a specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement the mechanism.

The Certificate of Incorporation presently does not provide for cumulative voting. Because the Proposal recommends that the Board of Directors (the "Board") of the Company "adopt cumulative voting," which may only be granted to stockholders by a provision of the Certificate of Incorporation, implementation of the Proposal would require an amendment to the Certificate of Incorporation. Any such amendment could only be effected in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. Specifically, Section 242 provides:

> Every amendment [to the Certificate of Incorporation] . . . shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. . . . If a majority of the outstanding stock entitled to vote thereon, and a majority of the

> outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1); see Balotti & Finkelstein The Delaware Law of Corporations & Business Organizations § 8.10 (2007 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law."). Because the implementation of the Proposal would require the Board to exceed its authority under Delaware law, the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

Even if the Proposal were changed to request that the Board propose an amendment to the Certificate of Incorporation to implement cumulative voting, the Company could not commit to implement such a Proposal. Under the General Corporation Law, any such amendment must be adopted and declared advisable by the Board prior to being submitted to the stockholders for adoption thereby. 8 Del. C. § 242. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381. See also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Centers, Inc., C.A. No. 15012, slip. op. at 40 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04, at 32-9 (2005) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely."); 1 R. Franklin Balotti & Jesse A.

Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-18-9 (2005 Supp.) ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders."). Because a board of directors has a statutory duty to determine that an amendment is advisable prior to submitting it for stockholder action, the Board could not purport to bind itself to adopt an amendment to the Certificate of Incorporation to implement the Proposal. In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law, like Section 242(b), requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action.[1]

The decision to propose an amendment to the certificate of incorporation and declare its advisability is a managerial duty reserved to the board of directors by statute; it therefore falls within the exclusive province of the board. As the Court of Chancery stated in the 1990 case of Paramount Communications, Inc. v. Time Inc., 1989 WL 79880, *30 (Del. Ch. July 14, 1989):

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Even if the stockholders were to adopt the Proposal, the Board is not required to follow the wishes of a majority in voting power of the shares because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams v. Geier, 671 A.2d at 1380-81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face"); cf. Kahn v. Lynch Communication Systems, Inc., 638 A.2d 1110, 1113 ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation'") (internal citations omitted). Indeed, in our experience, many institutional investors vote on such proposals in

---

[1] See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each consistent corporation at an annual or special meeting for the purpose of acting on the agreement.").

accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible to make under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Smith v. Van Gorkom, 488 A.2d 858, 887 (Del. 1985) (holding board not permitted to take a noncommittal position on a merger and "simply leave the decision to [the] stockholders").[2] Because the Board owes a fiduciary duty to the Company and "all" stockholders, the Board must also take into account the interests of the stockholders who did not vote in favor of the proposals, and those of the corporation generally.

The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [] [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, C.A. No. 13042, slip op. at 41 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith, 488 A.2d at 888 (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation

[2] The Court of Chancery, however, recently held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See Unisuper Ltd. v. News Corp., C.A. No. 1699 (Del. Ch. Dec. 20, 2005). The case of a board reaching an agreement with stockholders what is advisable and in the best interests of the corporation and its stockholders—as was the case in Unisuper—in order to induce the stockholders to act in a certain way which the board believed to be in the best interests of stockholders, is different from the case of stockholders attempting to unilaterally direct the Board's statutory duty to determine whether an amendment to the corporation's certificate of incorporation is advisable (as is the case with the Proposal).

cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(1) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation"); see also 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval"). A similar analysis should apply to the board's duty to consider the advisability of an amendment to the certificate of incorporation prior to submitting it to a stockholder vote.

In summary, the Board can not "adopt cumulative voting" as contemplated by the Proposal because implementing cumulative voting would require an amendment to the Certificate of Incorporation and the Board does not have the power to unilaterally effect an amendment to the Certificate of Incorporation. Moreover, the Board could not commit to propose an amendment to the Certificate of Incorporation to implement the Proposal because doing so would require the Board to abdicate its statutory and fiduciary obligations to determine the advisability of such amendment prior to submitting it to the stockholders (and, even if the Board were to determine that such amendment is advisable, the Company could not guarantee that the stockholders of the Company would adopt such amendment).

Finally, we note that the Securities and Exchange Commission (the "SEC") has previously taken a no-action position concerning a similar stockholder proposal that the Company recently received. In 2006, the SEC granted no-action relief to the Company to exclude a stockholder proposal which proposed that the "Board adopt cumulative voting as a bylaw or long-term policy." The Company argued to exclude this proposal from its proxy statement under Proxy Rule 14a-8(i)(2) as a violation of Delaware law. The Company submitted a legal opinion of Richards, Layton & Finger, P.A. concluding that the proposal, even if it were changed to request an amendment to the Certificate of Incorporation to implement the cumulative voting scheme, would be improper under Delaware law because any such amendment must first be adopted and declared advisable by the board of directors of the corporation and then submitted to the stockholders of the corporation for approval. The SEC apparently accepted these views, as no action relief was granted under Proxy Rule 14a-8(i)(2) without comment. See AT&T Inc., SEC No-Action Letter (Feb. 7, 2006).

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WF/JMZ

Exhibit F:

Rossi Proposal

Nick Ross,
P.O Box 249
Boonville, CA 95415-0249

Mr. Edward E. Whitacre
Chairman
AT&T Inc. (T)
175 E Houston
San Antonio, TX 78205

Rule 14a-8 Proposal

Dear Mr. Whitacre,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company efficiency and cost savings please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Nick Ross 10/5/07

cc: Ann Effinger Meuleman
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
Nancy Justice
Director – SEC Compliance
PH: 210-351-3407
FX: 210-351-3467
Richard Dennis <rdennis@corp.att.com>
General Attorney
PH: 210-351-3326

[T: Rule 14a-8 Proposal, November 17, 2007]

3 – Independent Lead Director

Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

An Independent Lead Director should be selected primarily based on his qualifications as a Lead Director, and not simply default to the Director who has another designation on our Board. Additionally an Independent Lead Director should not be rotated out of this position each year just as he or she is gaining valuable Lead Director experience.

Please encourage our board to respond positively to this proposal and establish a Lead Director to protect shareholders' interests:

Independent Lead Director –
Yes on 3

Notes:
Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit G:

Corporation's Letter

at&t

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E Houston, Room 216
San Antonio, Texas 78205
Ph (210) 351-3407

November 19, 2007

Via UPS
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

Today we received your faxed letter signed October 5, 2007, submitting a stockholder proposal on behalf of Nick Rossi for inclusion in AT&T Inc.'s 2008 Proxy Statement. We are currently reviewing the proposal to determine if it is appropriate for inclusion in our 2008 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of the common stock of AT&T Inc. at the time a proposal is submitted, and (b) have continuously owned these shares for at least one year prior to submitting the proposal. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that all of the above-mentioned requirements have been met.

For shares registered in your name, you do not need to submit any proof of ownership since we will check the records of AT&T's transfer agent. For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period. *You must provide the documentation specified above, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the meeting, it will not be voted upon. The date and location for the 2008 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

cc: Nick Rossi
P. O. Box 249
Boonville, CA 95415-0249

Exhibit H:

Morgan Stanley facsimile in connection with the Rossi Proposal

Legal Department
San Antonio, TX

NOV 3 0 2007

RECEIVED

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

T Rule 14a-8 Proposal

Post-it® Fax Note 7671		Date	# of pages ▶
To Nancy Justice		From John Chevedden	
Co./Dept.		Co.	
Phone #		Phone # 310-371-7872	
Fax # 210-351-3467 -2071		Fax #	

November 29, 2007

Nick Rossi
PO Box 249
Boonville, CA 95415

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-070) on the respective dates:

May 16, 2002
120 shares Electronic Data Systems Corp. bought and additional 380 shares on 3-5-2003, now owns 500 shares
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
500 shares Behlehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,427 shares Chevron Corp.
-2 for 1 split 9/10/04-now owns 2,854 shares
1,652 shares Fortune Brands Inc., received 388 ACCO Brands Corp. – spun off from Fortune Brands on 8-16-2005
1,652 shares Gallaher Group PLC ADR, company bought out, eliminated this holding
419 shares Delphi Corp, bough additional 581 shares on 3-16-2005, now owns 1,000 shares
452 shares Bank of America Corp. bought an additional 248 shares on 11-25-2003
-2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002
2,000 shares Cedar Fair LP Dep Units
1,683 shares Daimler-Chrysler AG

July 9, 2002
1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp, bought by Whirlpool Corp. 4-4-2006, now owns 95 shares Whirlpool Corp
3,120 shares Kimberly Clark Corp. sold 120 shares on 11-28-2003, now owns 3,000 shares
1,000 shares UIL Holdings Corp., 5 for 3 split on 7-3-2006
-Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
600 shares 3M Company (split 9-29-2003)
1,000 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New, 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split

-Now owns 3,000 shares
580 shares Scottish Power PLC ADR, reorganization received .793 for 1, owned 480 shares Scottish Power PLC, purchased by Iberdrola, now owns 347 Iberdrola SA Spon ADR
600 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS, 6-24-2006 9 for 5 split
-Now owns 1,800 shares Unilever PLC (New) ADS
7,593 shares ServiceMaster Co., company was purchased for cash, eliminating position
1,054 shares SBC communications, renamed AT&T
90 shares Neenan Paper Inc. Spun off from Kimberly Clark 11-30-2004

August 15, 2002
300 shares Marathon Oil Co. 6/18/07 stock split 2 for 1 split, now owns 600 shares

On May 23, 2002 Nick journal into the same account the following:
200 shares Safeway Inc. Com. New
10,000 par value USG Bond 8.50% due 8-1-2005, sold 6-10-2004, eliminated this holding
1,000 shares Bristol Myers Squibb Co., 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003. 500 shares Bristol Myers Squibb Co. was purchased April 21, 2004.
1000 shares of Bristol Myers Squibb Co. purchased 8/2/07, sold 1000 shares of Bristol Myers Squibb Co sold 9/19/07, now owns 2,000 shares of Bristol Myers Squibb Co.

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5-16-2002: 1,436 shares
Reinvested Dividends 5-13-2003: 57 shares
Reinvested Dividends 9-23-2005: 28 shares
Reinvested Dividends 9-21-2006: 24 shares
Reinvested Dividends 5-4-2007: 24 shares
Reinvested Dividends 9-14-2007: 33 shares
-Now owns 1,608 shares
500 shares of Merck & Co. purchased 10-5-2004
1,000 shares Schering Plough, 500 shares purchased 10-4-2002 and 500 shares purchased 3-6-2003
1,000 shares Dynegy Inc. (Holding Co.) Class A purchased 12-10-2004, Now Dynegy Inc Del Class A
800 shares Safeway Inc. Com. New purchased 1-6-2005
500 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

RECEIVED
2008 JAN 22 PM 12:
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1934 Act/ Rule 14a-8

January 18, 2008

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: AT&T, Inc. 2008 Annual Meeting - William Steiner, Ray T. Chevedden and Nick Rossi Shareholder Proposals

Ladies and Gentlemen:

This letter is in response to John Chevedden's five electronic communications to the SEC, one dated January 2, 2008, two dated January 3, 2008, one dated January 16, 2008 and one dated January 17, 2008 disagreeing with AT&T Inc.'s conclusion that it may omit Mr. Chevedden's three proposals from the proxy statement for its 2008 annual meeting (the "Proxy Statement"). These five communications were in response to our December 20, 2007 letter on behalf of AT&T Inc. (the "No Action Request") advising of AT&T's position that it may omit from its Proxy Statement the three shareholder proposals submitted by John Chevedden, acting as agent for each of William Steiner, Ray T. Chevedden and Nick Rossi.

A. Mr. Chevedden's First Response

Mr. Chevedden's January 2, 2008 correspondence (see Exhibit I) appears to pertain to AT&T's view that John Chevedden is the actual proponent for each of the three Proposals while the signatories of the Proposals are merely nominal proponents, and that Mr. Chevedden has thus submitted three proposals in violation of Rule 14a-8(c)'s "one proponent-one proposal" limit. In support of his position that he has not submitted more than one proposal in violation of Rule 14a-8(c), Mr. Chevedden cites *Safeway Inc.* (March 10, 2005) in which the Staff did not concur with Safeway's intent to exclude a shareholder proposal from its proxy statement under Rules 14a-8(c) and 14a-8(f). In *Safeway Inc.*, the proponent (coincidently, the same Nick Rossi as in the current case) submitted two proposals: one on his own behalf and a second on behalf of a third party in his capacity as custodian. Mr. Chevedden's reliance on *Safeway Inc.* to justify his violation of Rule 14a-8(c) is misplaced because *Safeway Inc.* is not relevant in the current situation. *Safeway Inc.* appears to have been decided on the procedural grounds of Rule 14a-8(f) (because the registrant waited five months to raise the deficiency and did not comply with the 14-day limit), rather than on the substantive merits of Rule 14a-8(c). The Staff has consistently permitted exclusion of proposals where the deficiency is timely raised under fact patterns nearly identical to those present in *Safeway Inc.*

(1) *Issue - Safeway Inc. is distinguished from the current situation because Safeway waived its right to claim two proposals under Rule 14a-8(c) by waiting five months to raise it when Rule 14a-8(f) required notice of deficiency within 14 days of the proposal's submission.*

Safeway Inc. is irrelevant here because the determinative factor was that the company failed to send Mr. Rossi a deficiency letter until nearly five months after Mr. Rossi submitted the proposals. Pursuant to Rule 14a-8(f), a company intending to omit a proposal under Rule 14a-8(c) is required to send the proponent such a deficiency letter within 14 days of the proponent's submission of the proposals.

As established in the No Action Request, AT&T has complied with Rule 14a-8(f)'s requirements and timely submitted to Mr. Chevedden, as agent of the Nominal Proponents, a deficiency notice indicating that Mr. Chevedden submitted more than one proposal in violation of Rule 14a-8(c). In *Safeway Inc.* the company clearly did not comply with Rule 14a-8(f), but argued that the company "in good faith, relied upon Mr. Rossi's representations [that the proposals were submitted by two different proponents] and, as a result, the proponent should not be afforded the protection of Rule 14a-8(f)." This procedural misstep in *Safeway Inc.*'s case is likely the reason that the Staff did not concur with the company's request to omit the proposal. AT&T did not commit that error.

(2) *Issue - Where the deficiency is timely raised the Staff has consistently permitted companies to exclude proposals submitted in circumstances similar to those in Safeway Inc.*

Had the company in *Safeway Inc.* timely raised the multiple proposal deficiency, the Staff would likely have permitted the company to exclude the multiple proposals submitted in violation of Rule 14a-8(c). In *SBC Communications Inc.* (December 16, 2004), the Staff concurred with the company's exclusion of two proposals submitted by a proponent, one in his own name, and the other in his capacity as trustee of a trust holding the company's stock (in *SBC Communications Inc.*, the proponent was Mr. Emil Rossi). The Staff agreed with SBC's position that beneficial ownership was inherent in the relationship between the trustee and the trust, and thus permitted the company to exclude the multiple proposals under Rule 14a-8(c). Similarly in *BankAmerica Corp.* (February 8, 1996), the Staff permitted exclusion under Rule 14a-8(c) of two proposals submitted by an individual, one in his capacity as president of a corporate proponent and one as a custodian of a minor, because "the nominal proponents are acting on behalf of, under the control of, or as the alter ego of [the proponent]".

The Staff has long recognized the potential abuse of the proxy system inherent in multiple proposals sent by one proponent, and has concurred with the exclusion of proposals which are attempts to elude the Rule 14a-8(c) requirements when one proponent is the "alter ego" of another proponent, or when a proponent possesses "control" and beneficial ownership over the shares owned by another proponent and submits proposals both as an individual, and on behalf of a third-party using the guise of "custodianship" and "trustee" relationships. See *BankAmerica Corp.*, *SBC Communications Inc.*, *Peregrine Pharmaceuticals, Inc.* (July 28, 2006), *Spartan Motors, Inc.* (March 12, 2001) and *Staten Island Bancorp, Inc.* (February 27, 2002). As described in the No Action Request, Mr. Chevedden has established with the Nominal Proponents a fiduciary relationship with respect to the proposals, similar to the custodian or trustee relationships present in *SBC Communications Inc.* and *BankAmerica Corp.*, where the company was permitted to exclude the multiple submissions. Accordingly, Mr. Chevedden's reliance on *Safeway Inc.* is not justified.

B. Mr. Chevedden's Second Response

Mr. Chevedden's first January 3, 2008 communication to the Staff (see Exhibit II) appears to address AT&T's conclusions with respect to the Rossi Proposal, on three issues: (1) the Corporation has substantially implemented the Rossi Proposal and may thus exclude it under Rule 14a-8(i)(10); (2) the Rossi Proposal contains statements that are materially misleading under the Rule 14a-8(i)(3) vagueness standard, and may therefore be excluded under Rule 14a-8(i)(3); and (3) the proponent has failed to provide adequate verification that he satisfies the eligibility requirements of Rule 14a-8(b) within the period set forth in Rule 14a-8(f).

(1) *Issue - Substantial Implementation.*

Mr. Chevedden's correspondence appears to contest AT&T's view that the Corporation has substantially implemented the Rossi Proposal, by attempting to highlight facets of the Rossi Proposal that differ from AT&T's policy in place. As described in detail in the No Action Request, the Staff has indicated that in order to satisfy the Rule 14a-8(i)(10) standard for substantial implementation, a proposal need not be fully effected. Instead, the Staff requires that the company "satisfactorily address the underlying concerns of the proposal." *Masco Corp.* (March 29, 1999). See also Securities Act Release No. 34-20091, 48 Fed. Reg. 38218. AT&T believes that the issues raised by Mr. Chevedden do not in any way detract from the fact that the Corporation has satisfied the Rule 14a-8(i)(10) standard because AT&T has in fact substantially implemented the proposal as described in the No-Action Request. Each of Mr. Chevedden's assertions is addressed in turn, below.

(a) *Mr. Chevedden asserts that the Lead Director policy referenced by the URL provided in the No Action Request does not include a "Lead Director" or*

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission

"Independent Lead Director" Heading. The No Action Request provides a URL link to AT&T's Corporate Governance Guidelines as published on the Corporation's website. These guidelines summarize the policies, procedures and practices currently in place with respect to AT&T's Lead Director, and specifically refer to a "Lead Director" position. The absence of a specific heading for "Lead Director" or "Independent Lead Director" is not relevant to the substantive content reflected in the Corporation's Corporate Governance Guidelines. The No Action Request provides a detailed description of AT&T's Lead Director position, and refers to AT&T's 2007 proxy statement's description of the Lead Director role, which entails substantially the same role and responsibilities as those the Rossi Proposal describes. Although AT&T's Lead Director position is not identical to the position the Rossi Proposal describes, Rule 14a-8(i)(10)'s standards do not require it to be identical.

(b) *Mr. Chevedden asserts that AT&T's Corporate Governance Guidelines have no requirement that the Lead Director be independent.* As described in AT&T's Corporate Governance Guidelines, the Lead Director is a non-management director who presides at the meetings of the non-management directors. The Lead Director is also an independent director pursuant to the NYSE standards of independence. Accordingly, AT&T's Lead Director is in fact an independent lead director, and as such, the Corporation believes that its current policy regarding the Lead Director's independence substantially addresses the underlying concerns of the Rossi Proposal. Consequently, the Rossi Proposal may be omitted under the Rule 14a-8(i)(10) standard discussed above and in the No Action Request.

(c) *Mr. Chevedden notes that the No Action Request compares only five of the seven "delineated duties" described by the Rossi Proposal.* The Staff has indicated that a proposal has been "substantially implemented" in accordance with Rule 14a-8(i)(10) where a company's "policies and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). As discussed above and in the No Action Request, "substantial implementation" for purposes of Rule 14a-8(i)(10) does not mean total implementation. Therefore, Mr. Chevedden's assertion that AT&T has not addressed two "delineated duties" is without merit considering that the Corporation has already demonstrated a favorable comparison with the majority of the Rossi Proposal's "delineated duties" in the No Action Request. Thus, it is AT&T's view that the No Action Request's comparison between the Rossi Proposal's "delineated duties" and the duties of the Corporation's actual Lead Director position, serves to provide adequate evidence of the Corporation's substantial implementation of the Rossi Proposal.

(2) *Issue - Ambiguity of Proponent Statement.*

Mr. Chevedden disputes the ambiguity of the Rossi Proposal's statement "Shareholders request that our Board . . . require that our company have an independent lead director *whenever possible* with clearly delineated duties . . ." (emphasis added). The Staff has indicated that in order to avoid the Rule 14a-8(i)(3) vagueness standard for omission, a proposal must be worded so that the Corporation "would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B (CF) (September 5, 2004) ("SLB 14B"). As the Corporation noted in the No Action Request, the Proponent's statement is ambiguous. Mr. Chevedden asserts that the statement addresses a situation "in which an Independent Lead Director resigned abruptly as a Director and the Board needed time, however short, to select a replacement". An equally plausible, but different and misleading interpretation suggests that the Corporation does not already have a position with duties and responsibilities substantially similar to those prescribed by the Rossi Proposal. Therefore, the Rossi Proposal is vague and indefinite under the standard of Rule 14a-9, and may therefore be excluded under Rule 14a-8(i)(3).

Furthermore, Mr. Chevedden asserts that the SLB 14B (CF) does not permit exclusion of proposals or supporting statements where "the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered". The No Action Request asserts the vagueness of the statement that "an Independent Lead Director with clearly delineated duties can . . . lead to a more objective evaluation of our CEO" because the "evaluating the CEO" role is not articulated among the "delineated duties" referred to in the Rossi Proposal. Mr. Chevedden in effect asserts that the list of duties is disputed by AT&T but not misleading. As the Staff Legal Bulletin he cites further states, the Staff has indicated that in order to satisfy the Rule 14a-8(i)(3) standard, a proposal must be worded so that the Corporation "would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." But the uncertainty regarding the "objective evaluation" proviso means that the Corporation is unable to implement the Rossi Proposal because it is vague as a whole. The Rossi Proposal states that there is a list of specific "delineated duties" but then goes on to assert further that there are also other key roles outside of the "delineated duties" such as an evaluation of the CEO, which in itself is vague. It is impossible for the Board to objectively infer what the Rossi Proposal actually requires. Therefore, the Corporation may exclude this statement from its Proxy Statement.

(3) *Issue – Inadequate Verification of Proponent's Ownership.*

In response to AT&T's view that pursuant to Rules 14a-8(b) and 14a-8(f) the broker letter (the "Morgan Stanley Letter") submitted in support of the Rossi Proposal does not adequately verify that Mr. Rossi has held his AT&T shares for the requisite time period, Mr. Chevedden suggests that AT&T should have asked for a revised broker letter. In accordance with Rule 14a-8(f)(1), on November 19, 2007, the same day that AT&T received the Rossi Proposal, the Corporation sent Mr. Chevedden a letter requesting proof that Mr. Rossi's stockholdings satisfy Rule 14a-8(b)'s requirements. As detailed in the No Action Request, the Morgan Stanley Letter received on November 30, 2007 in response to AT&T's deficiency notice does not clearly indicate that Mr. Rossi has continuously held AT&T shares for the required period as of the Rossi Proposal's submission date, and therefore fails to satisfy Rule 14a-8(b). Contrary to Mr. Chevedden's suggestion, AT&T has no obligation under Rule 14a-8 to send additional deficiency notices. The proponent bears the burden of establishing clear proof of continuous beneficial ownership under Rule 14a-8(b). *International Business Machine Corp.* (December 26, 2002). The Morgan Stanley letter failed to provide such proof. Therefore, the Rossi Proposal may be omitted under Rule 14a-8(b).

C. Mr. Chevedden's Third and Fourth Responses

Mr. Chevedden's second January 3, 2008 communication to the Staff (see Exhibit III) and his January 16, 2008 communication to the Staff (see Exhibit IV) appear to address AT&T's conclusions regarding the Chevedden Proposal that, in order to implement the Chevedden Proposal's mandate "to adopt cumulative voting", the Board would have to unilaterally amend the Certificate of Incorporation in violation of its authority under Delaware state law. Mr. Chevedden apparently does not believe that AT&T may omit the Chevedden Proposal under Rule 14a-8(i)(2) or that the Chevedden Proposal is materially misleading and may be excluded from the Proxy Statement under Rule 14a-8(i)(3). In addition, Mr. Chevedden appears to claim that the Corporation wrongly omitted some of the topic statements of certain ballot items in 2007. Moreover Mr. Chevedden appears to claim that he should be allowed to revise the Chevedden Proposal so that it does not violate Delaware law. Both Mr. Chevedden's January 3, 2008 and January 16, 2008 communications are addressed here concurrently because they overlap considerably and address the same issues. We do not address Mr. Chevedden's January 17, 2008 communication to the Staff (see Exhibit V) because we do not believe that it warrants a response.

(1) *Issue – Violation of Delaware Law.*

Mr. Chevedden's correspondence appears to contest AT&T's view that the Chevedden Proposal's language is mandatory instead of advisory, and that furthermore under either interpretation, the implementation of the proposal by the Board would violate Delaware state law. The Chevedden Proposal reads: "Shareholders recommend that our Board adopt cumulative voting". Mr. Chevedden asserts that, notwithstanding the Chevedden Proposal's actual text one should read into the Chevedden Proposal an "implicit" advisory meaning that the Board "take all the steps in their power" to adopt cumulative voting. This "implicit" advisory meaning and language was not part of the original Chevedden Proposal as submitted. As described in the No Action Request, a proposal must be worded such that the Board and shareholders would be able to determine with reasonable certainty exactly what actions or measures the proposal requires; if a proposal is not clearly worded, a company has grounds to exclude it under Rule 14a-8(i)(3). Mr. Chevedden's claim that in 2007 some other registrants included his similarly worded proposal is irrelevant. The clear fact is that the Chevedden Proposal cannot lawfully be implemented.

As discussed in the RLF Chevedden Opinion, even if the Chevedden Proposal were interpreted to require the Board only to propose (as opposed to "adopt") an amendment to the Certificate of Incorporation to implement cumulative voting, the Board could still not commit itself to do so, because it is required under Delaware law to determine the advisability of the amendment prior to submitting it to shareholder vote. Therefore, the Chevedden Proposal would still violate Delaware law by requiring the Board to abdicate its statutory and fiduciary responsibilities under Delaware law regardless of whether the Chevedden Proposal were construed as advisory or mandatory. Thus, AT&T believes it may omit the Chevedden Proposal under Rule 14a-8(i)(2).

(2) *Issue – Vagueness of Proposal.*

The fact that Mr. Chevedden suggests it is necessary to read "implicit" additional language into the Chevedden Proposal bolsters AT&T's argument set forth in the No Action Request that the Chevedden Proposal may be excluded because its vagueness makes it materially misleading under the Rule 14a-8(i)(3) standard. Under that standard the proposal must be worded so that the Corporation and shareholders "would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Thus, as AT&T argued in the No Action Request, the Chevedden Proposal misleads shareholders by implying that the Board has the power to implement cumulative voting in the election of directors by unilaterally amending the Certificate of Incorporation, when in fact the action would violate Delaware state law. Consequently, AT&T views the Chevedden Proposal as excludable from the 2008 Proxy Statement.

(3) *Issue – Omission of some topics of items on Ballot.*

Although he does not actually so state, Mr. Chevedden includes ballot diagrams in his reply letter that appear to suggest that the Corporation wrongly omitted the topic statements for shareholder proposals on the ballot submitted to shareholders for the 2007 Annual Meeting. In fact, the Commission's proxy rules do not require a corporation to include such information on the ballots, nor does Mr. Chevedden actually cite to any authority for doing so. Mr. Chevedden's statement thus implies that the Corporation has somehow violated the Commission's proxy rules, when it has not actually done so. Consequently, the Corporation believes that it has grounds to omit Mr. Chevedden's statements regarding omission of topic sentences from the Proxy Statement in accordance with Rule 14a-8(i)(3), as such statement is materially false and misleading in violation of Rule 14a-9.

(4) *Issue – Revisions to proposal.*

In both his January 3, 2008 and January 16, 2008 correspondences, Mr. Chevedden cites certain no-action letters and Staff Legal Bulletin 14, July 13, 2001 ("SLB 14"), in support of Mr. Chevedden's willingness to revise the Chevedden Proposal's language. The Corporation does not know whether Mr. Chevedden's intended revisions are designed to clarify the vague and misleading portions of the Chevedden Proposal or whether they are instead alterations to avoid exclusion of the Chevedden Proposal under Rule 14a-8(i)(2) as violating Delaware law. It is the Corporation's view that in light of his experience with the proxy proposal process, Mr. Chevedden should not be permitted to revise his proposals.

Mr. Chevedden is an experienced proponent, familiar with the issues related to the submission and wording of proposals. It is also notable that Mr. Chevedden has faced similar issues related to the exclusion of his submitted proposals that require the board of directors to take steps which are outside of their legal power under Delaware law. In *Northrop Grumman Corp.* (March 13, 2007), the Staff agreed with the company that Mr. Chevedden and his fellow proponents would not be permitted to revise their proposal. In that case, the company noted that "the proponents could have drafted their Proposal broadly, to ask that the Board "take the necessary steps" to accomplish the proposal's objective. This broader language would have perhaps avoided the proposal's exclusion. The "take the necessary steps" language which Mr. Chevedden has used in other occasions allows the proponent to at least argue that it provides more flexibility for the Board. See also *Baxter International Inc.* (January 31, 2005).

Mr. Chevedden cites *El Paso Corp.* (February 10, 2006), where Mr. Chevedden submitted a proposal to El Paso Corporation recommending the "[adoption] of cumulative voting . . . *as a bylaw or long-term policy*" (emphasis added). In *El Paso Corp.*, the Staff did not concur with exclusion under Rule 14(a)-8(i)(2). However the same language as in the *El Paso Corp.* cumulative voting proposal was submitted to AT&T by Mr. Chevedden and a co-proponent that same year. See *AT&T Inc.* (February 7, 2006). In this instance, the Staff concurred with AT&T's exclusion of the proposal under Rule 14a-8(i)(2). The distinction was that in *El Paso Corp.*, the company did not fully explain precisely how the proposal would violate applicable state law, leading the Staff to be unable to conclude that El Paso has met its burden of establishing that the proposal would violate state law. By contrast, in *AT&T Inc.*, the Corporation had met its burden by fully explaining how the proposal, if implemented, would violate state law, and moreover submitted an opinion of legal counsel to this effect. In *AT&T Inc.* Mr. Chevedden was not allowed leave to amend and restate his proposal. Consistent with the circumstances in *AT&T Inc.*, the No Action Request fully explains how the Chevedden Proposal would violate applicable state law if implemented, and is accompanied by an opinion of legal counsel. Thus, the facts in the situation at hand are analogous to those in *AT&T Inc.* and are distinguished from the facts in *El Paso Corp.*

Mr. Chevedden had ample time and experience to draft a proposal that would not recommend that the Corporation's Board violate Delaware law. The Corporation believes that it is contrary to the Commission's proxy rules that Mr. Chevedden submit proposals and then be permitted to revise them as he wishes. Furthermore, Mr. Chevedden's willingness to revise the Chevedden Proposal suggests that he recognizes that the Proposal is not clear and unambiguous when taken as a whole, and that it violates Delaware law. For these reasons, the Corporation respectfully requests that the Staff not permit Mr. Chevedden to revise the Chevedden Proposal.

* * *

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission

Pursuant to Rule 14a-8(j), we are submitting six copies of this letter and exhibits, and are concurrently sending a copy to Mr. Chevedden. The proponent is requested to copy the undersigned on any future communications to the Staff. I may be contacted regarding this letter at (212) 558-3840, or via fax at (212) 558-3588.

Sincerely,

John T. Bostelman

cc: Mr. John Chevedden

<u>Exhibit I:</u>

Mr. Chevedden's First Correspondence

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 AT&T Inc. (T)
Shareholder Position on Commingled Company No-Action Request regarding 3 Rule 14a-8 Proposal proposals by 3 proponents
1) Shareholder Action by Written Consent
William Steiner
2) Cumulative Voting
Ray T. Chevedden
3) Independent Lead Director
Nick Rossi

Ladies and Gentlemen:

The following Safeway Inc. (March 10, 2005) is a precedent regarding the company December 20, 2007 no action request. In Safeway Inc. (March 10, 2005) the staff did not concur that Safeway could exclude these two proposals under rule 14a-8(c):

1) Nick Rossi proposal to be submitted in the 2005 Safeway proxy material

2) Nick Rossi custodian for Katrina Wubbolding proposal to be submitted in the 2005 Safeway proxy materials

This is the text of the Staff Reply Letter (bold added):

March 10, 2005

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Safeway Inc.

Incoming letter dated January 17, 2005

The first proposal relates to the sale of Safeway. The second proposal requests that the board of directors take the necessary steps to amend Safeway's governance documents to provide that beginning in fiscal 2006, at least 50 percent of the nominees to the board of directors shall be minorities, as that term is used in the proposal.

We are unable to concur in your view that Safeway may exclude the proposals under rules 14a-8(c) and 14a-8(f). Accordingly, we do not believe that Safeway may omit the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

We are unable to concur in your view that Safeway may exclude the second proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Safeway may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Safeway may exclude the second proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Safeway may omit the second proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Safeway may exclude the second proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Safeway may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

/s/

Sara D. Kalin

Attorney-Advisor

I believe that the above case is all the more persuasive since Mr. Rossi did not submit any rebuttal whatsoever to the staff.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the previous reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

Rich Dietz <richard.dietz@att.com>

Exhibit II:

Mr. Chevedden's Second Correspondence

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1=LD AT&T Inc. (T)
Shareholder Position on Specific Rule 14a-8 Proposal from Bundled Company No-Action Request
Rule 14a-8 Proposal: Independent Lead Director
Nick Rossi

Ladies and Gentlemen:

The company December 20, 2007 no action request is at least materially incomplete in addressing the Independent Lead Director proposal. This proposal is a specific proposal mentioned in the bundled company no action request.

The text of the rule 14a-8 includes 7 clearly delineated duties for an Independent Lead Director (bold added):

> Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an **independent** lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.
>
> The [7] clearly delineated duties at a minimum would include:
> - Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
> - Serving as liaison between the chairman and the independent directors.
> - Approving information sent to the board.
> - Approving meeting agendas for the board.
> - Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
> - Having the authority to call meetings of the independent directors.
> - Being available for consultation and direct communication, if requested by major shareholders.

The company is apparently attempting to hide its 252-word Guideline section that merely mentions a Lead Director, by providing it only as a one-word URL. These

252-words are then buried in the 2700-word Guideline URL that has no "Lead Director" or "Independent Lead Director" heading whatsoever.

According to this Guideline there is no requirement that the Lead Director be independent. Additionally, this Lead Director is not even required to be selected by Independent Directors – only by "non-management directors."

The company provides a comparison of only five of the "delineated duties" of its Lead Director in response to the 7 delineated duties called for in the rule 14a-8 proposal.

The "whenever possible" statement would address a situation in which an Independent Lead Director resigned abruptly as a Director and the Board needed time, however short, to select a replacement. If this phrase was not included the company would probably argue that the proposal was impossible to implement because it would be impossible to guarantee that there could not be a brief period without an Independent Lead Director.

The company argument regarding "... lead to a more objective evaluation of our CEO," seems to be arguing against this provision in SLB 14B which was provided to the company as a note after the rule 14a-8 proposal text (bold added):

> This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - **the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;**
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

The company seems to have an untimely semantics objection to the broker letter. The company does not explain why it failed to timely ask for a revised broker letter. I believe the text of this broker letter is the same as the text as last year's proposal by Mr. Rossi. This exact same broker letter has been send to a number of other companies without any objection.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the previous reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information will be forthcoming.

Sincerely,

John Chevedden

cc:
Nick Rossi

Rich Dietz <richard.dietz@att.com>

Exhibit III:

Mr. Chevedden's Third Correspondence

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1=CUV AT&T Inc. (T)
Shareholder Position on Specific Rule 14a-8 Proposal from the Bundled Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Ray T. Chevedden

Ladies and Gentlemen:

Regarding the company bundled December 20, 2007 no action request, the same or similar "Shareholders recommend that our Board adopt cumulative voting" text that was used in this proposal was also submitted to 9 large-cap companies for 2007. The result was that none of these companies contested the same text as used in this proposal. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are no strangers to filing no action requests. This same text then received a total of more than 6 billion yes-votes, which represented an average supporting vote of 35%.

The above could lead to the conclusion that the text "Shareholders recommend that our Board adopt cumulative voting" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt cumulative voting. And that the companies that published the rule 14a-8 proposal and the shareholders who cast the 6 billion yes-votes understood this to be implicit. The proposal text is addressed to the board, which clearly must act first to adopt the proposal.

The non-excluded Wal-Mart Stores Inc. (March 20, 2007) precedent has the text "that the board 'take all the steps in their power' to adopt cumulative voting." However, in this instance Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand AT&T did not give its proponent the opportunity to add similar text and instead filed a bundled 25-page no action request letter that included this proposal.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) precedent used the same "Board adopt cumulative voting" text of this proposal to AT&T. The proponent response to the Alaska Air no action request made these two points:

1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to

communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."

2) "Please be advised that Mr. Flinn is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

The shareholder party here is wiling to revise the text similar to the 2007 Wal-Mart precedent.

The following is an exhibit of the 2007 company ballot. It clearly shows that:

"• Our board omitted the topics of some, but not all, of the items on our ballots in 2007."

Exhibit:

2. Ratify appointment of independent [ ] [ ] [ ] 3. Approve the AT&T [ ] [ ] [ ]
auditors Severance Policy

C Stockholder Proposals - The Board of Directors recommends a vote AGAINST Items 4 - 8.

	For	Against	Abstain		For	Against	Abstain
4. Stockholder Proposal A	[ ]	[ ]	[ ]	7. Stockholder Proposal D	[ ]	[ ]	[ ]
5. Stockholder Proposal B	[ ]	[ ]	[ ]	8. Stockholder Proposal E	[ ]	[ ]	[ ]
6. Stockholder Proposal C	[ ]	[ ]	[ ]				

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Rich Dietz <richard.dietz@att.com>

Exhibit IV:

Mr. Chevedden's Fourth Correspondence

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 16, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2=CUV AT&T Inc. (T)
Shareholder Position on Specific Rule 14a-8 Proposal from the Bundled Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Ray T. Chevedden

Ladies and Gentlemen:

Regarding the company bundled December 20, 2007 no action request, the same or similar "Shareholders recommend that our Board adopt cumulative voting" text that was used in this proposal was also submitted to 9 large-cap companies for 2007. The result was that none of these companies contested the same text as used in this proposal. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are no strangers to filing no action requests. This same text then received a total of more than 6 billion yes-votes, which represented an average supporting vote of 35%.

The above could lead to the conclusion that the text "Shareholders recommend that our Board adopt cumulative voting" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt cumulative voting. And that the companies that published the rule 14a-8 proposal and the shareholders who cast the 6 billion yes-votes understood this to be implicit. The proposal text is addressed to the board, which clearly must act first to adopt the proposal.

The non-excluded Wal-Mart Stores Inc. (March 20, 2007) precedent has the text "that the board 'take all the steps in their power' to adopt cumulative voting." However, in this instance Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand AT&T did not give its proponent the opportunity to add similar text and instead filed a bundled 25-page no action request letter that included this proposal.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) precedent used the same "Board adopt cumulative voting" text of this proposal to AT&T. The proponent response to the Alaska Air no action request made these two points:

1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to

communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."

2) "Please be advised that Mr. Flinn is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

The shareholder party here is wiling to revise the text similar to the 2007 Wal-Mart precedent.

Additionally, Staff Legal Bulletin No. 14 refers to the long-standing staff practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature (bold added):

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. **However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal.** We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but **contain some relatively minor defects that are easily corrected.** In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

For this resolution the minor revision would be to insert *take all the steps in their power* into "Shareholders recommend that our Board *take all the steps in their power* to adopt cumulative voting ..." or "Shareholders recommend that our Board *take the steps necessary* to adopt cumulative voting ..." similar to this August 2007 Staff Reply Letter (bold and italics added):

[STAFF REPLY LETTER]

August 29, 2007

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Torotel, Inc. Incoming letter dated June 5, 2007

The proposal calls for the articles of incorporation to be amended to revoke a provision of the by-laws to remove advance notice requirements for shareholders to bring business before a shareholder meeting.

We are unable to concur in your view that Torotel may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Torotel may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

There appears to be some basis for your view that Torotel may exclude the proposal under rule 14a-8(i)(1) as an improper subject for sharcholder action under applicable state law or rule 14a-8(i)(2) because it would, if implemented, cause Torotel to violate state law. **It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors *take the steps necessary to* implement the proposal.** Accordingly, unless the proponent provides Torotel with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend any enforcement action to the Commission if Torotel omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1) or 14a-8(i)(2).

Sincerely,

/s/

Ted Yu

Special Counsel

In the El Paso Corp. (February 10, 2006) precedent the text of the shareholder proposal stated:

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting as a bylaw or long-term policy.

And the staff required no change to this text (bold added):

[STAFF REPLY LETTER]

February 10, 2006

Response of the Office of Chief Counsel Division of Corporation Finance

Re: El Paso Corporation Incoming letter dated December 19, 2005

The proposal recommends that the board adopt cumulative voting for the election of directors as a bylaw or long-term policy.

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that El Paso has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

/s/

Geoffrey M. Ossias

The following is an exhibit of the 2007 company ballot. It clearly shows that:

"• Our board omitted the topics of some, but not all, of the items on our ballots in 2007."

Exhibit:

2. Ratify appointment of independent [ ] [ ] [ ] 3. Approve the AT&T [
] [] []
auditors Severance Policy

C Stockholder Proposals - The Board of Directors recommends a vote AGAINST Items 4 - 8.

For Against Abstain For Against
Abstain

--- ------- ------- --- ------- -------

4. Stockholder Proposal A [] [] [] 7. Stockholder Proposal D []
[] []
5. Stockholder Proposal B [] [] [] 8. Stockholder Proposal E []
[] []
6. Stockholder Proposal C [] [] []

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Rich Dietz <richard.dietz@att.com>

Exhibit V:

Mr. Chevedden's Fifth Correspondence

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 AT&T Inc. (T)
Shareholder Position on Commingled Company No-Action Request regarding 3 Rule 14a-8 Proposal proposals by 3 proponents
1) Shareholder Action by Written Consent
William Steiner
2) Cumulative Voting
Ray T. Chevedden
3) Independent Lead Director
Nick Rossi

Ladies and Gentlemen:

The company December 20, 2007 no action request cites two cases that are repeated 7-times on page 7 and have special issues that do not apply here.

In the company cited *BankAmerica Corp.* (February 8, 1996) at least one of the proposals involved a personal grievance and a special personal benefit "not shared with other BAC shareholders at large." And the proponent apparently did not submit any rebuttal whatsoever to the staff.

In the company cited *Staten Island Bancorp* (February 27, 2002) Staten Island said that the proponent first submitted a single proposal that contained multiple proposals. Then certain bundled proposals were extracted and submitted as stand-alone proposals.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the December 27, 2007, December 28, 2007 and January 2, 2008 reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Rich Dietz <richard.dietz@att.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 27, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 AT&T Inc. (T)
Shareholder Position on Commingled Company No-Action Request regarding 3 proposals by 3 proponents
1) Rule 14a-8 Proposal: Shareholder Action by Written Consent
William Steiner
2) Cumulative Voting
Ray T. Chevedden
3) Independent Lead Director
Nick Rossi

Ladies and Gentlemen:

The company December 20, 2007 no action request is a bundled, commingled no action request. The company does not cite any authority that allows it to bundle and commingle 3 no action requests on 3 proposals by 3 proponents.

This raises the question of whether this bundled, commingled practice may be establishing an equal expectation for shareholders to respond to no action requests by separate companies with one letter. For instance to respond in a single letter to 5 no action requests from 5 separate companies on the same rule 14a-8 proposal topic. In some instances there may be more than 10 proposals on the same topic by a single organization that are targeted by 10 separate no action requests. Perhaps the company practice of a bundled, commingled response to this proposal can give (for better or for worse) an equal expectation of bundling no action responses for shareholders.

The company is apparently recycling its failed 8-page rule 14a-8(c) argument from late 2006. The company fails to preview any new concept that it is presenting or claim that there is a relevant change in rule 14a-8. The following is the key part of last year's Response of the Office of Chief Counsel Division of Corporation Finance:

> January 18, 2007
>
> Response of the Office of Chief Counsel Division of Corporation Finance
>
> Re: AT&T Inc. Incoming letter dated November 30, 2006

The first proposal recommends that the board take each step necessary for a simple majority vote to apply to the greatest extent possible. The second proposal requests that the board initiate an appropriate process to amend AT&T's governance documents to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast. The third proposal asks the board to amend the bylaws to allow holders of at least 10% to 25% of outstanding common stock the power to call a special meeting.

We are unable to concur in your view the AT&T may exclude the first, second, and third proposals under rule 14a-8(c). Accordingly, we do not believe AT&T may omit the proposals from its proxy materials in reliance upon rule 14a-8(c).

...

Sincerely,

/s/

Amanda McManus

Attorney-Adviser

The following is text from the shareholders response to the company no action request last year that addresses rule 14a-8(c):

To begin the proponents, Mr. Nick Rossi, Mr. William Steiner and Ray T. Chevedden, are informed on corporate governance issues. Mr. Rossi and Mr. Steiner started submitting rule 14a-8 proposals more than 10-years ago and many years before the undersigned started submitting rule 14a-8 proposals. The comments of Mr. Steiner and Mr. Rossi at annual meetings have been quoted in the media a number of times during the last 20-years. Mr. Steiner, Mr. Rossi and Mr. Ray T. Chevedden have far more than a "nominal" interest in good corporate governance.

It seems somewhat perverse that the company would seek to deny Mr. Steiner, Mr. Rossi, Mr. Ray T. Chevedden and the undersigned of the benefits of sharing their corporate governance experience. Meanwhile the company takes advantage of going to an outside law firm which clearly benefits from applying the lessons leaned in serving one client to serve multiple clients.

The company's position on corporate governance appears to be that one-side should be prevented from cooperating while the other-side can take advantage of using an outside law firm which has learned from the shared experiences of multiple clients.

The company seems to pretend that this is the first time that TRW, Inc. (January 24, 2001) has ever been used in support of a no action request involving the undersigned. To the contrary this TRW case has been cited a number of times and it is believed to have always failed in regard to the undersigned. This failure is believed to be due to the fact that the unique circumstances involving the submittal of the TRW proposal have never been repeated.

Nonetheless, given this failure history coupled with the unique circumstances of the TRW case, the company then uses four-pages of its argument to purportedly adapt the 5-point methodology of the unique TRW case to this no action request. However the company runs out of gas when it gets to item 4 and item 5 and then claims that these two-points out of five (40%) are "not relevant."

Within this 5-point methodology the company even cites and quotes from the failed Boeing (February 13, 2002):
Abstract:
...A shareholder proposal, which recommends that this company's board of directors obtain shareholder approval for all future severance agreements for senior executives if there is a change of control, may not be omitted from the company's proxy material under rule 14a-8(b) or rule 14a-8(c). The staff states that it is unable to concur with counsel's view that the proposal may be omitted in its entirety under rule 14a-8(i)(3). However, the staff states that portions of the proposal and supporting statement may be omitted as materially false or misleading under rule 14a-9 unless the proponent provides the company with a proposal and supporting statement, revised in the manner indicated, within seven calendar days after receipt of the staff's response.

On page 7 the company in effect claims the absurdity that if a person works on a shareholder proposal, that person should be deemed a shareholder.

The company seems to go overboard in claming a right to vote for the undersigned. It seems that this company claim should be backed up by an affidavit from the 2006 Inspector of Elections. This affidavit should state that any shareholder who merely had a letter dated 5-months prior to the annual meeting, stating that another person was authorized "to act on my behalf in shareholder matters," that this one person would then be allowed to cast the final ballot, based solely on the 5-month old letter, that reversed a mailed-in ballot by the underlying shareholder.

Inconsistent with its argument, the company fails to guarantee that the undersigned can attend the 2007 annual meeting, based on the proposal cover letter, and cast a ballot that overrides the mailed-in ballots of Mr. Steiner, Mr. Rossi and Mr. Ray T. Chevedden. And the company fails to guarantee that any person with a letter "to act on my behalf in shareholder matters" is guaranteed the right to cast a ballot that overrides the mailed-in ballot of the respective underlying shareholder.

Inconsistent with the company argument, the company fails to state that henceforth it will send the voting materials of any shareholders to the undersigned. Inconsistent with its argument the company fails to produce evidence that the undersigned has the right to sell the stock of any of its shareholders.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information will be forthcoming.

Sincerely,

John Chevedden

cc:
Rich Dietz <richard.dietz@att.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 28, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 AT&T Inc. (T)
Shareholder Position on Commingled Company No-Action Request regarding 3 Rule 14a-8 Proposal proposals by 3 proponents
1) Shareholder Action by Written Consent
William Steiner
2) Cumulative Voting
Ray T. Chevedden
3) Independent Lead Director
Nick Rossi

Ladies and Gentlemen:

The following is background information on the proponents that the company attempts to disparage in its December 20, 2007 no action request (bold added).

William Steiner was the founder of the Investor Rights Association of America according to this 1997 Wall Street Journal article:

> A Special Background Report On Trends in Industry And Finance
> Wall Street Journal. (Eastern edition). New York, N.Y.: Apr 4, 1996. pg. A1
> Abstract (Summary)
> Many companies limit the time for Q&A, rotate meetings to regional sites or hire help to present management's side to institutional investors well in advance of the annual meeting. Kekst & Co., a New York public-relations firm, says its proxy-related volume is "substantially higher" than a year ago. But controversial meetings these days are polite. "If you were getting several million dollars a year, would you be nasty?" asks **William Steiner, founder of Investors Rights Association of America**, which has submitted more than 120 resolutions.

Nick Rossi was introduced to shareholder proposals 30 years ago according to The Wall Street Journal. (Eastern edition). New York, N.Y.: Jun 10, 2004. pg. C.1:

> EMIL ROSSI BECAME fixated in the late 1960s with the idea that corporate boards were filled with men from "famous" colleges such as Harvard.
>
> So Mr. Rossi, who didn't attend college, embarked on a career as a corporate gadfly, showing up at annual shareholder meetings and pushing relentlessly for more diversity on corporate boards and other issues. For nearly 40 years, he

was dismissed by corporate executives, board members and shareholders alike as a crackpot.

"They treated us like lepers," says **Mr. Rossi**, now 79 years old, who **started taking his sons Nick and Chris along when they were youngsters.**

Lately, Mr. Rossi and his sons are extracting what could be called Revenge of the Gadflies.

In the wake of corporate scandals at Enron Corp., WorldCom Inc. (which became MCI) and Tyco International Ltd., corporate gadflies or shareholder activists such as the Rossis finally are getting a taste of victory: Their proposals are actually passing now -- or at least coming close.

Additionally the company offers no information on the number of years that investors involved with 2008 proposals have known each other prior to sharing information on rule 14a-8 proposal text. Furthermore the company provides no comparison of the number of years that investors involved with 2008 proposals have known each other, compared to the amount of prior association involved with the unique 2001 TRW case.

Apparently the company seeks a precedent to deny investors freedom of association particularly when they are involved with rule 14a-8 proposals.

Will the company now attempt to justify this infringement of freedom of association and argue that corporate employees are similarly restricted and are not allowed to go to meetings and share text used to exclude rule 14a-8 proposals?

For these and the previous reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information will be forthcoming.

Sincerely,

John Chevedden

cc:
Rich Dietz <richard.dietz@att.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 AT&T Inc. (T)
Shareholder Position on Commingled Company No-Action Request regarding 3 Rule 14a-8 Proposal proposals by 3 proponents
1) Shareholder Action by Written Consent
William Steiner
2) Cumulative Voting
Ray T. Chevedden
3) Independent Lead Director
Nick Rossi

Ladies and Gentlemen:

The following Safeway Inc. (March 10, 2005) is a precedent regarding the company December 20, 2007 no action request. In Safeway Inc. (March 10, 2005) the staff did not concur that Safeway could exclude these two proposals under rule 14a-8(c):

1) Nick Rossi proposal to be submitted in the 2005 Safeway proxy material

2) Nick Rossi custodian for Katrina Wubbolding proposal to be submitted in the 2005 Safeway proxy materials

This is the text of the Staff Reply Letter (bold added):

March 10, 2005

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Safeway Inc.

Incoming letter dated January 17, 2005

The first proposal relates to the sale of Safeway. The second proposal requests that the board of directors take the necessary steps to amend Safeway's governance documents to provide that beginning in fiscal 2006, at least 50 percent of the nominees to the board of directors shall be minorities, as that term is used in the proposal.

We are unable to concur in your view that Safeway may exclude the proposals under rules 14a-8(c) and 14a-8(f). Accordingly, we do not believe that Safeway may omit the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

We are unable to concur in your view that Safeway may exclude the second proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Safeway may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Safeway may exclude the second proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Safeway may omit the second proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Safeway may exclude the second proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Safeway may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

/s/

Sara D. Kalin

Attorney-Advisor

I believe that the above case is all the more persuasive since Mr. Rossi did not submit any rebuttal whatsoever to the staff.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the previous reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Rich Dietz <richard.dietz@att.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1=LD AT&T Inc. (T)
Shareholder Position on Specific Rule 14a-8 Proposal from Bundled Company No-Action Request
Rule 14a-8 Proposal: Independent Lead Director
Nick Rossi

Ladies and Gentlemen:

The company December 20, 2007 no action request is at least materially incomplete in addressing the Independent Lead Director proposal. This proposal is a specific proposal mentioned in the bundled company no action request.

The text of the rule 14a-8 includes 7 clearly delineated duties for an Independent Lead Director (bold added):

> Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an **independent** lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.
>
> The [7] clearly delineated duties at a minimum would include:
> • Presiding at all meetings of the board at which the chairman is not present, including
> executive sessions of the independent directors.
> • Serving as liaison between the chairman and the independent directors.
> • Approving information sent to the board.
> • Approving meeting agendas for the board.
> • Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
> • Having the authority to call meetings of the independent directors.
> • Being available for consultation and direct communication, if requested by major shareholders.

The company is apparently attempting to hide its 252-word Guideline section that merely mentions a Lead Director, by providing it only as a one-word URL. These 252-words are then buried in the 2700-word Guideline URL that has no "Lead Director" or "Independent Lead Director" heading whatsoever.

According to this Guideline there is no requirement that the Lead Director be independent. Additionally, this Lead Director is not even required to be selected by Independent Directors – only by "non-management directors."

The company provides a comparison of only five of the "delineated duties" of its Lead Director in response to the 7 delineated duties called for in the rule 14a-8 proposal.

The "whenever possible" statement would address a situation in which an Independent Lead Director resigned abruptly as a Director and the Board needed time, however short, to select a replacement. If this phrase was not included the company would probably argue that the proposal was impossible to implement because it would be impossible to guarantee that there could not be a brief period without an Independent Lead Director.

The company argument regarding "... lead to a more objective evaluation of our CEO," seems to be arguing against this provision in SLB 14B which was provided to the company as a note after the rule 14a-8 proposal text (bold added):

> This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
> • the company objects to factual assertions because they are not supported;
> • **the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;**
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

The company seems to have an untimely semantics objection to the broker letter. The company does not explain why it failed to timely ask for a revised broker letter. I believe the text of this broker letter is the same as the text as last year's proposal by Mr. Rossi. This exact same broker letter has been send to a number of other companies without any objection.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the previous reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information will be forthcoming.

Sincerely,

John Chevedden

cc:
Nick Rossi

Rich Dietz <richard.dietz@att.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1=CUV AT&T Inc. (T)
Shareholder Position on Specific Rule 14a-8 Proposal from the Bundled Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Ray T. Chevedden

Ladies and Gentlemen:

Regarding the company bundled December 20, 2007 no action request, the same or similar "Shareholders recommend that our Board adopt cumulative voting" text that was used in this proposal was also submitted to 9 large-cap companies for 2007. The result was that none of these companies contested the same text as used in this proposal. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are no strangers to filing no action requests. This same text then received a total of more than 6 billion yes-votes, which represented an average supporting vote of 35%.

The above could lead to the conclusion that the text "Shareholders recommend that our Board adopt cumulative voting" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt cumulative voting. And that the companies that published the rule 14a-8 proposal and the shareholders who cast the 6 billion yes-votes understood this to be implicit. The proposal text is addressed to the board, which clearly must act first to adopt the proposal.

The non-excluded Wal-Mart Stores Inc. (March 20, 2007) precedent has the text "that the board 'take all the steps in their power' to adopt cumulative voting." However, in this instance Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand AT&T did not give its proponent the opportunity to add similar text and instead filed a bundled 25-page no action request letter that included this proposal.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) precedent used the same "Board adopt cumulative voting" text of this proposal to AT&T. The proponent response to the Alaska Air no action request made these two points:

1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."

2) "Please be advised that Mr. Flinn is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

The shareholder party here is wiling to revise the text similar to the 2007 Wal-Mart precedent.

The following is an exhibit of the 2007 company ballot. It clearly shows that:

"• Our board omitted the topics of some, but not all, of the items on our ballots in 2007."

Exhibit:

2. Ratify appointment of independent auditors	[ ]	[ ]	[ ]	3. Approve the AT&T Severance Policy	[ ]	[ ]	[ ]

C Stockholder Proposals - The Board of Directors recommends a vote AGAINST Items 4 - 8.

	For	Against	Abstain		For	Against	Abstain
4. Stockholder Proposal A	[ ]	[ ]	[ ]	7. Stockholder Proposal D	[ ]	[ ]	[ ]
5. Stockholder Proposal B	[ ]	[ ]	[ ]	8. Stockholder Proposal E	[ ]	[ ]	[ ]
6. Stockholder Proposal C	[ ]	[ ]	[ ]				

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Rich Dietz <richard.dietz@att.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1=CUV AT&T Inc. (T)
Shareholder Position on Specific Rule 14a-8 Proposal from the Bundled Company No-Action Request
Rule 14a-8 Proposal: Written Consent
William Steiner

Ladies and Gentlemen:

This addresses the Written Consent proposal in the company bundled December 20, 2007 no action request.

There is no text in this resolution asking the board to act solely on its own to adopt the resolution. And the company makes no claim that the resolution should not be addressed to the board.

The same or similar "Shareholders recommend that our Board adopt" the topic of another resolution, cumulative voting, was used in cumulative voting resolutions submitted to 9 large-cap companies for 2007. The result was that none of these companies contested the same text format used in the cumulative voting resolutions. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are not historically reticent in filing no action requests. This same text then received a total of more than 6 billion yes-votes.

The above could lead to the conclusion that the text of this resolution, "Shareholders ask our board to amend our bylaws and any other appropriate governing documents to lift restrictions on shareholder ability to act by written consent and thus give holders of the least percentage of shares the right to act by written consent consistent with state law" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt a shareholder right to act by written consent. And that the companies that published the rule 14a-8 resolutions and the shareholders who cast the 6 billion yes-votes understood this to be implicit. The resolution text is addressed to the board, which clearly must act first to adopt the resolution.

The non-excluded Wal-Mart Stores Inc. (March 20, 2007) precedent has the text "that the board 'take all the steps in their power' to adopt cumulative voting." However, in this instance Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand AT&T did not give its proponent the opportunity to add similar text and instead filed a bundled 25-page no action request letter that included this proposal.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) precedent used the same "Board adopt" text of this proposal to AT&T. The proponent response to the Alaska Air no action request made these two points:

> 1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."
>
> 2) "Please be advised that [the proponent] Mr. Flinn is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

The shareholder party here is wiling to revise the text similar to the 2007 Wal-Mart precedent.

Additionally, Staff Legal Bulletin No. 14 refers to the long-standing staff practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature (bold added):

> 1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?
>
> There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. **However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal.** We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but **contain some relatively minor defects that are easily corrected.** In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

For this resolution the minor revision would be to insert the italicized *to take all the steps in their power* into "Shareholders ask our board *to take all the steps in their power* to amend our bylaws . . ."

Contrary to the company claim there is no text in this resolution regarding the board omitting the topics of some, but not all, of the items on the ballots in 2007.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Rich Dietz <richard.dietz@att.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 16, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2=CUV AT&T Inc. (T)
Shareholder Position on Specific Rule 14a-8 Proposal from the Bundled Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Ray T. Chevedden

Ladies and Gentlemen:

Regarding the company bundled December 20, 2007 no action request, the same or similar "Shareholders recommend that our Board adopt cumulative voting" text that was used in this proposal was also submitted to 9 large-cap companies for 2007. The result was that none of these companies contested the same text as used in this proposal. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are no strangers to filing no action requests. This same text then received a total of more than 6 billion yes-votes, which represented an average supporting vote of 35%.

The above could lead to the conclusion that the text "Shareholders recommend that our Board adopt cumulative voting" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt cumulative voting. And that the companies that published the rule 14a-8 proposal and the shareholders who cast the 6 billion yes-votes understood this to be implicit. The proposal text is addressed to the board, which clearly must act first to adopt the proposal.

The non-excluded Wal-Mart Stores Inc. (March 20, 2007) precedent has the text "that the board 'take all the steps in their power' to adopt cumulative voting." However, in this instance Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand AT&T did not give its proponent the opportunity to add similar text and instead filed a bundled 25-page no action request letter that included this proposal.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) precedent used the same "Board adopt cumulative voting" text of this proposal to AT&T. The proponent response to the Alaska Air no action request made these two points:

1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of

this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."

2) "Please be advised that Mr. Flinn is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

The shareholder party here is wiling to revise the text similar to the 2007 Wal-Mart precedent.

Additionally, Staff Legal Bulletin No. 14 refers to the long-standing staff practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature (bold added):

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. **However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal.** We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but **contain some relatively minor defects that are easily corrected.** In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

For this resolution the minor revision would be to insert *take all the steps in their power* into "Shareholders recommend that our Board *take all the steps in their power* to adopt cumulative voting ..." or "Shareholders recommend that our Board *take the steps necessary* to adopt cumulative voting ..." similar to this August 2007 Staff Reply Letter (bold and italics added):

[STAFF REPLY LETTER]

August 29, 2007

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Torotel, Inc. Incoming letter dated June 5, 2007

The proposal calls for the articles of incorporation to be amended to revoke a provision of the by-laws to remove advance notice requirements for shareholders to bring business before a shareholder meeting.

We are unable to concur in your view that Torotel may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Torotel may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

There appears to be some basis for your view that Torotel may exclude the proposal under rule 14a-8(i)(1) as an improper subject for sharcholder action under applicable state law or rule 14a-8(i)(2) because it would, if implemented, cause Torotel to violate state law. **It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors *take the steps necessary to* implement the proposal.** Accordingly, unless the proponent provides Torotel with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend any enforcement action to the Commission if Torotel omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1) or 14a-8(i)(2).

Sincerely,

/s/

Ted Yu

Special Counsel

In the El Paso Corp. (February 10, 2006) precedent the text of the shareholder proposal stated:

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting as a bylaw or long-term policy.

And the staff required no change to this text (bold added):

[STAFF REPLY LETTER]

February 10, 2006

Response of the Office of Chief Counsel Division of Corporation Finance

Re: El Paso Corporation Incoming letter dated December 19, 2005

The proposal recommends that the board adopt cumulative voting for the election of directors as a bylaw or long-term policy.

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that El Paso has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do

not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

/s/

Geoffrey M. Ossias

The following is an exhibit of the 2007 company ballot. It clearly shows that:
"• Our board omitted the topics of some, but not all, of the items on our ballots in 2007."

Exhibit:

2. Ratify appointment of independent auditors	[ ]	[ ]	[ ]	3. Approve the AT&T Severance Policy	[ ]	[ ]	[ ]

C Stockholder Proposals - The Board of Directors recommends a vote AGAINST Items 4 - 8.

	For	Against	Abstain		For	Against	Abstain
	---	--------	-------		---	--------	-------
4. Stockholder Proposal A	[ ]	[ ]	[ ]	7. Stockholder Proposal D	[ ]	[ ]	[ ]
5. Stockholder Proposal B	[ ]	[ ]	[ ]	8. Stockholder Proposal E	[ ]	[ ]	[ ]
6. Stockholder Proposal C	[ ]	[ ]	[ ]				

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Rich Dietz <richard.dietz@att.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 AT&T Inc. (T)
Shareholder Position on Commingled Company No-Action Request regarding 3 Rule 14a-8 Proposal proposals by 3 proponents
1) Shareholder Action by Written Consent
William Steiner
2) Cumulative Voting
Ray T. Chevedden
3) Independent Lead Director
Nick Rossi

Ladies and Gentlemen:

The company December 20, 2007 no action request cites two cases that are repeated 7-times on page 7 and have special issues that do not apply here.

In the company cited *BankAmerica Corp.* (February 8, 1996) at least one of the proposals involved a personal grievance and a special personal benefit "not shared with other BAC shareholders at large." And the proponent apparently did not submit any rebuttal whatsoever to the staff.

In the company cited *Staten Island Bancorp* (February 27, 2002) Staten Island said that the proponent first submitted a single proposal that contained multiple proposals. Then certain bundled proposals were extracted and submitted as stand-alone proposals.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the December 27, 2007, December 28, 2007 and January 2, 2008 reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Rich Dietz <richard.dietz@att.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 21, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 AT&T Inc. (T)
Shareholder Position on Commingled Company No-Action Request regarding 3 Rule 14a-8 Proposal proposals by 3 proponents
1) Shareholder Action by Written Consent
William Steiner
2) Cumulative Voting
Ray T. Chevedden
3) Independent Lead Director
Nick Rossi

Ladies and Gentlemen:

The company January 18, 2008 supplement claims that *Safeway Inc.* (March 10, 2005) did not received concurrence based on a purported Safeway defect that the proponent never raised in any rebuttal letter. In fact the proponent never even submitted any rebuttal.

Then the company presents its supposed contrast (to purportedly prove its point) of *SBC Communications Inc.* (December 16, 2004). SBC Communications apparently was based on an issue not at all pertaining to this AT&T no action request. In SBC Communications one proposal was apparently submitted by the proponent as an individual shareholder and another proposal involved the same person as the trustee of a trust which may have been distributing income to him.

Additionally Safeway Inc. (March 10, 2005) did not involve one proposal submitted by the proponent as an individual shareholder and another proposal involve the same person as the trustee of a trust which may have been distributing income to him.

The company January 18, 2008 supplement reintroduces (with "The staff has long recognized …") on page 3 the company's now discredited purported precedents of *BankAmerica Corp.* (February 8, 1996) and *Staten Island Bancorp* (February 27, 2002). These two purported precedents were discredited in the January 17, 2008 shareholder party letter with the following text:

> The company's December 20, 2007 no action request cites two cases that are repeated 7-times on page 7 and have special issues that do not apply here.

In the company cited *BankAmerica Corp.* (February 8, 1996) at least one of the proposals involved a personal grievance and a special personal benefit "not shared with other BAC shareholders at large." And the proponent apparently did not submit any rebuttal whatsoever to the staff.

In the company cited *Staten Island Bancorp* (February 27, 2002) Staten Island said that the proponent first submitted a single proposal that contained multiple proposals. Then certain bundled proposals were extracted and submitted as stand-alone proposals.

However the company arrogantly announces in an odd place (in the middle of page 6) that it does not believe the above quoted rebuttal "warrants a response."

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the December 27, 2007, December 28, 2007, January 2, 2008 and January 17, 2008 reasons it is requested that the staff find that these resolutions cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information to follow.

Sincerely,

John Chevedden

cc:
Rich Dietz <richard.dietz@att.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 22, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2=LD AT&T Inc. (T)
Shareholder Position on Specific Rule 14a-8 Proposal from Bundled Company No-Action Request
Rule 14a-8 Proposal: Independent Lead Director
Nick Rossi

Ladies and Gentlemen:

The company bundled January, 18, 2008 supplement, that includes the Independent Lead Director resolution, failed to make clear that the company's window-dressing version of a lead director falls short on these 3 of 7 duties called for in the shareholder resolution:

- Approving information sent to the board.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders. (in spite of the misleading company comparison box on this last item)

And the company does not even address whether these three called-for duties are material.

The company in effect states that in future years shareholders will need to hunt for back-up information on its so-called lead director by first knowing to look for it in the company's 2007 proxy statement.

At this late date in the no action process the company's January 18, 2008 supplement still only claims without support that its so-called lead director is also an independent director per the NYSE standard of independence (which is a lower standard than the called-for Council of Institutional Investors standard).

The "whenever possible" text is from Staff Legal Bulletin No. 14C (bold added):

> Merck & Co., Inc. (Dec. 29, 2004) "The shareholders . . . request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) **whenever possible**, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors."
> We did not concur in Merck's view that it could exclude the proposal under rule 14a-8(i)(6). **The proposal provided the board [by using "whenever**

possible"] with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.

The company misleadingly claims that a potential consequence of the resolution would then become a mandatory duty of the Lead Director by its argument addressing the following text (bold added):

> An Independent Lead Director with clearly delineated duties **can** promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

The company fails to address whether the 2008 broker letter is in the exact same format and text as Mr. Rossi's 2007 broker letter submitted to the company without issue.

This continues with the text of the January 3, 2008 shareholder response:
The company December 20, 2007 no action request is at least materially incomplete in addressing the Independent Lead Director proposal. This proposal is a specific proposal mentioned in the bundled company no action request.

The text of the rule 14a-8 provides 7 clearly delineated duties states for an Independent Lead Director (bold added):

> Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an **independent** lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.
>
> The [7] clearly delineated duties at a minimum would include:
>
> • Presiding at all meetings of the board at which the chairman is not present, including
> executive sessions of the independent directors.
> • Serving as liaison between the chairman and the independent directors.
> • Approving information sent to the board.
> • Approving meeting agendas for the board.
> • Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
> • Having the authority to call meetings of the independent directors.
> • Being available for consultation and direct communication, if requested by major shareholders.

The company is apparently attempting to hide its 252-word Guideline section merely mentioning a Lead Director, by providing it only as a one-word URL. These 252-words are then buried in the 2700-word Guideline URL that has no "Lead Director" or "Independent Lead Director" heading whatsoever.

According to this Guideline there is no requirement that the Lead Director be independent. Additionally, this Lead Director is not even required to be selected by Independent Directors – only by "non-management directors."

The company provides a comparison of only five of the "delineated duties" of its Lead Director in response to the 7 delineated duties called for in the rule 14a-8 proposal.

The "whenever possible" statement would address a situation in which an Independent Lead Director resigned abruptly as a Director and the Board needed time, however short, to select a replacement. If this phrase was not included the company would probably argue that the proposal was impossible to implement because it would be impossible to guarantee that there could not be a brief period without an Independent Lead Director.

The company argument regarding "... lead to a more objective evaluation of our CEO," seems to be arguing against this provision in SLB 14B which was provided to the company as a note following the rule 14a-8 proposal (bold added):

> This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
> • the company objects to factual assertions because they are not supported;
> • **the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;**
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

The company seems to have an untimely semantics objection to the broker letter. The company does not explain why it failed to timely ask for a revised broker letter. I believe the text of this broker letter is the same as the text as last year's proposal by Mr. Rossi. This same broker letter has been sent to a number of other companies without any objection.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the January 3, 2008 reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information to follow.

Sincerely,

John Chevedden

cc:
Nick Rossi

Rich Dietz <richard.dietz@att.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3=CUV AT&T Inc. (T)
Shareholder Position on Specific Rule 14a-8 Proposal from the Bundled Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Ray T. Chevedden

Ladies and Gentlemen:

The company bundled January 18, 2008 supplement appears to now claim that a cumulative voting resolution that begins with "Shareholders recommend ..." is a binding resolution.

The company "actions or measures" and "reasonable certainly" arguments essentially claim that major shareholders and their proxy advisors are primarily focused on the technicalities of the means of adopting a resolution and that the subject matter of a well-established shareholder resolution is secondary.

The company "actions or measures" and "reasonable certainly" arguments does not cite any section of rule 14a-8 or related Staff Legal Bulletins that mandate that technical perfection in drafting the ordinary business mechanics of adopting a resolution has priority over a clear statement of the subject matter of the resolution.

In other words the company essentially claims that that its major shareholders and their proxy advisors give first priority to the technicalities of the stated ordinary business procedures of adopting a resolution and then afterwards consider the merits of the subject mater.

The company essentially claims that its major shareholders and their proxy advisors would be dumbfounded on the topic of cumulative voting unless the resolution was viewed as technical perfection in the eyes of a hostile reviewer in regard to the ordinary business means to adopt this well-established topic.

The company claims that in order for a shareholder to cite a discredited practice in the text of the company ballot (each shareholder proposal is listed only with an identical brown-bag title), first the shareholder must establish an explicit violation of proxy rules.

Any company argument that there is a lack of clarity would seem to be based on a misplaced presumption that the primary purpose of shareholder resolutions is to micro-manage the company through the implementation process of the resolution as opposed to achieving the end result of the clearly stated topic of the resolution.

Consistent with the text of the proposal the board can adopt cumulative voting by setting in motion the required steps for adoption and monitoring those steps. If the board made up its mind to adopt cumulative voting, the company does not describe how the board could likely fail to adopt cumulative voting.

The company-cited Northrop Grumman case did not involve the topic of this resolution. The company fails to elaborate on how its argument in this case is purportedly superior to the cited El Paso Corp. case.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the January 3, 2008 and January 16, 2008 reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Rich Dietz <richard.dietz@att.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T, Inc.
Incoming letter dated December 20, 2007

The first proposal asks the board to amend the bylaws and any other appropriate governing documents to lift restrictions on the shareholders' ability to act by written consent. The second proposal recommends that the board adopt cumulative voting. The third proposal requests that the board adopt a bylaw to provide for an independent lead director whenever possible with clearly delineated duties.

There appears to be some basis for your view that AT&T may exclude the first proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause AT&T to violate state law. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the first proposal from its proxy materials in reliance upon rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal upon which AT&T relies.

There appears to be some basis for your view that AT&T may exclude the second proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause AT&T to violate state law. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the second proposal from its proxy materials in reliance upon rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission of the second proposal upon which AT&T relies.

We are unable to concur in your view that AT&T may exclude the third proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that AT&T may omit the third proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that AT&T may the third proposal under rule 14a-8(c). Accordingly, we do not believe AT&T may omit the proposal from its proxy materials in reliance upon rule 14a-8(c).

We are unable to concur in your view that AT&T may exclude the third proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that AT&T may omit the third proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AT&T may exclude the third proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AT&T may omit the third proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END